      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 4, 1997
                                                      REGISTRATION NO. 333-26133
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 1
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                             CONCEPTS DIRECT, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                            5961                           52-1781893
   (STATE OR OTHER JURISDICTION      (PRIMARY STANDARD INDUSTRIAL            (I.R.S. EMPLOYER
OF INCORPORATION OR ORGANIZATION)    CLASSIFICATION CODE NUMBER)           IDENTIFICATION NO.)

                            1351 SOUTH SUNSET STREET
                            LONGMONT, COLORADO 80501
                                 (303) 772-9171
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                             ROBERT L. BURRUS, JR.
                    MCGUIRE, WOODS, BATTLE & BOOTHE, L.L.P.
                                ONE JAMES CENTER
                            RICHMOND, VIRGINIA 23219
                                 (804) 775-1000
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                   COPIES TO:
                                KENNETH R. LAMB
                          GIBSON, DUNN & CRUTCHER LLP
                             ONE MONTGOMERY STREET
                        SAN FRANCISCO, CALIFORNIA 94104
                                 (415) 393-8200
                            ------------------------

        Approximate date of commencement of proposed sale to the public:
  As soon as practicable after this Registration Statement becomes effective.
                            ------------------------

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

                             CONCEPTS DIRECT, INC.

                             CROSS REFERENCE SHEET

                 SHOWING LOCATION IN PROSPECTUS OF INFORMATION
                         REQUIRED BY ITEMS OF FORM S-1

                     FORM S-1 ITEM
                  NUMBER AND CAPTION                           PROSPECTUS CAPTION
      -------------------------------------------  -------------------------------------------
1.    Forepart of Registration Statement and       Forepart of Registration Statement;
      Outside Front Cover Page of Prospectus.....  Outside Front Cover Page of Prospectus
2.    Inside Front and Outside Back Cover Pages    Inside Front and Outside Back Cover Pages
      of Prospectus..............................  of Prospectus
3.    Summary Information, Risk Factors..........  Prospectus Summary; Risk Factors
4.    Use of Proceeds............................  Prospectus Summary; Use of Proceeds
5.    Dilution...................................  Not Applicable
6.    Selling Security Holders...................  Principal and Selling Stockholders
7.    Plan of Distribution.......................  Outside Front Cover Page of Prospectus;
                                                   Principal and Selling Stockholders;
8.    Description of Securities to be              Underwriting
      Registered.................................  Outside Front Cover Page of Prospectus;
                                                   Dividend Policy; Description of Capital
                                                   Stock; Underwriting
9.    Interests of Named Experts and Counsel.....  Legal Matters; Experts
10.   Information with Respect to Registrant.....  Prospectus Summary; Risk Factors;
                                                   Capitalization; Dividend Policy; Price
                                                   Range of Common Stock; Selected Financial
                                                   Data; Management's Discussion and Analysis
                                                   of Financial Condition and Results of
                                                   Operations; Business; Management; Executive
11.   Disclosure of Commission Position on         Compensation; Principal and Selling
      Indemnification for Securities Act           Stockholders; Financial Statements
      Liabilities................................  Not Applicable



     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION
                   PRELIMINARY PROSPECTUS DATED JUNE 4, 1997

                                1,600,000 SHARES

                             CONCEPTS DIRECT, INC.

                            [CONCEPTS DIRECT LOGO]

                                  COMMON STOCK

                            ------------------------

     Of the 1,600,000 shares of Common Stock, par value $.10 per share ("Common Stock"), of Concepts Direct, Inc. (the "Company" or "Concepts Direct") offered hereby, 471,404 shares are being sold by the Company and 1,128,596 shares are being sold by certain stockholders of the Company ("Selling Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of the Common Stock offered by the Selling Stockholders. On May 30, 1997, the last sale price of the Company's Common Stock, as reported on the Nasdaq SmallCap Market, was $22.00 per share. The Company's Common Stock is traded under the symbol "CDIR." The Company has applied to have the Common Stock approved for quotation on the Nasdaq National Market under the same symbol.

                            ------------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

==================================================================================================
                                                  UNDERWRITING                      PROCEEDS TO
                                   PRICE TO      DISCOUNTS AND     PROCEEDS TO        SELLING
                                  THE PUBLIC     COMMISSIONS(1)   THE COMPANY(2)  STOCKHOLDERS(3)
--------------------------------------------------------------------------------------------------
Per Share.....................        $                $                $                $
--------------------------------------------------------------------------------------------------
Total.........................        $                $                $                $
==================================================================================================

(1) See "Underwriting" for information concerning indemnification of the Underwriters by the Company and the Selling Stockholders and other matters.
(2) Before deducting expenses estimated at $        payable on a pro-rata basis
    by the Company and Selling Stockholders.
(3) The Company has granted the Underwriters a 30-day option to purchase up to 240,000 shares of Common Stock at the Price to the Public less Underwriting Discounts and Commissions, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to the Public, Underwriting
    Discounts and Commissions and Proceeds to the Company will be         ,
            , and         , respectively. See "Underwriting."

                            ------------------------

     The shares of Common Stock are being offered hereby by the Underwriters named herein, subject to prior sale, when, as and if issued by the Company and delivered to and accepted by the Underwriters and subject to certain prior conditions, including the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York at the offices of EVEREN Clearing Corporation or
through the facilities of The Depository Trust Company on or about             ,
1997.

EVEREN SECURITIES, INC.                               SCOTT & STRINGFELLOW, INC.

               The date of this Prospectus is             , 1997.

                             [CONCEPTS DIRECT LOGO]

                        [PHOTOGRAPHS OF CATALOG COVERS]

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ SMALLCAP MARKET, NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. SEE "UNDERWRITING."

IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING STOCKHOLDERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ SMALLCAP MARKET OR THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

[PHOTOGRAPHS AND DESCRIPTIONS OF MERCHANDISE FEATURED IN THE COMPANY'S CATALOGS]

[PHOTOGRAPHS AND DESCRIPTIONS OF MERCHANDISE FEATURED IN THE COMPANY'S CATALOGS]

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the financial statements and related notes thereto appearing elsewhere in this Prospectus. See "Risk Factors" for a discussion of certain risks associated with an investment in the Common Stock. Unless the context otherwise requires, the terms "Concepts Direct" or the "Company" refer to Concepts Direct, Inc., a Delaware corporation, or, prior to the 1992 spin-off, the Consumer Products Division of Wiland Services, Inc. This Prospectus is being used by the Company and the Selling Stockholders to offer, respectively, 471,404 shares and 1,128,596 shares of Common Stock (the "Offering"). On February 25, 1997, the Company's Board of Directors declared a 2-for-1 split of the Common Stock. Stockholders of record at the close of business on March 14, 1997 were entitled to participate in the stock-split, which was effected in the form of a 100% stock dividend payable on March 31, 1997. All of the share and per share data in this Prospectus has been adjusted to reflect such stock-split. The information set forth herein assumes an offering price of $22.00 per share for the Common Stock offered hereby (the last sale price of the Common Stock as reported on the Nasdaq SmallCap Market on May 30, 1997) and, unless otherwise specified, no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

     Concepts Direct, Inc. (the "Company") is a direct marketer of personalized labels, paper products, collectibles, gift items, home decorative items and casual apparel (primarily t-shirts and caps) that are selected and designed based on the hobbies, interests and lifestyles of its target customers. The Company markets its merchandise primarily through its three current catalogs, Colorful Images(R), Linda Anderson(R) and Colorful Images Presents Impressions(R) ("Impressions"), which are mailed to prospects derived from rented and exchanged lists and names from its proprietary database. This database includes customers, gift recipients and catalog requestors and had grown to over 6,000,000 names at March 31, 1997, including approximately 1,800,000 customers who had purchased in the prior 12 months. The Company uses a disciplined, analytical approach to marketing and merchandising to target customers. The Company believes that this approach, together with its direct marketing expertise, merchandising capabilities and popular consumable products, have built brand identity and customer loyalty which will serve as a foundation for future growth.

     The Company mailed approximately 43.5 million catalogs in 1996 (excluding catalogs inserted in product shipments). Colorful Images(R), the Company's flagship catalog, offers over 900 different styles and themes of personalized paper products, as well as t-shirts, collectible figurines and other products that supplement its colorful line of paper products. The Linda Anderson(R) catalog offers a variety of gifts, home decorative items, casual sweaters and sweatshirts, typically at higher price points than Colorful Images(R). Impressions, the Company's third catalog, is dedicated exclusively to personalized gift items. A large segment of the Company's customers are women between the ages of 35 and 54. The Company believes that one of the strengths of its product line is its general appeal to many women.

     The Company had record net income of $1.9 million and record net sales of $51.1 million in 1996, an increase of 129.8% and 21.4% over 1995. This trend continued in the three month period ended March 31, 1997, when the Company had record first quarter net income of $673,000 and record first quarter net sales of $16.0 million, an increase of 153.3% and 37.7% over the three month period ended March 31, 1996. In addition, net cash provided by operating activities grew to a record $3.6 million in 1996.

     According to the U.S. Census Bureau, the $46 billion mail order industry has experienced significant growth over the past decade. From 1985 to 1995, the mail order industry surpassed all other retail sectors in growth with a compound annual growth rate of 11.3%, compared to 5.5% growth for the total retail market.

     Business Strategy -- The Company's goal is to create, build and operate multiple direct marketing concepts that profitably sell merchandise to a targeted customer base. The principal components of its business strategy include effective marketing to the Company's proprietary database and the use of list testing and segment analysis to target mailings to prospective customers. The Company also employs a disciplined approach to merchandise selection and new product development to eliminate products that do not meet expectations and replace them with more popular products. These strategies, together with the Company's emphasis on creative presentation and customer satisfaction, are designed to promote repeat purchases, including consumable reorders, increased spending and gift giving.

     Growth Strategy -- The Company's growth strategy consists of the following principal components:

        - INCREASE CATALOG CIRCULATION. Total catalogs mailed has increased from approximately 14.5 million in 1993 to approximately 43.5 million in 1996 (excluding catalogs inserted in product shipments), a 44% compound annual growth rate. The Company believes that its list testing strategy, emphasis on evaluation of performance data and recognition of the long-term value of a new customer have allowed it to expand circulation, achieve acceptable response rates and enlarge its proprietary database. As its catalog titles and proprietary database expands, the Company plans to continue to increase catalog circulation.

        - EXPAND PAGE COUNT AND MERCHANDISE SELECTION. The Company plans to increase catalog page and product count by introducing new merchandise and adding products tailored to the tastes of its customers and prospects. The Company believes this strategy will enhance the appeal of each catalog and provide additional opportunity for contribution to net sales.

        - INTRODUCE COMPLEMENTARY NEW CATALOG TITLES. The Company believes that its proprietary database and understanding of the product preferences of its primary audience will enable it to introduce new catalogs focused on historically popular product lines such as collectibles and t-shirts. For example, the Company recently entered into a license agreement through September 2001 authorizing it to design, create and distribute a catalog consisting exclusively of merchandise featuring Snoopy(TM), Charlie Brown(TM) and the other PEANUTS(R) characters.

        - PROMOTE MERCHANDISE FEATURING POPULAR LICENSED CHARACTERS AND
          BRANDS. The Company offers personalized labels, collectibles, t-shirts and gift merchandise featuring popular licensed characters and brands, including Snoopy(TM) and the other PEANUTS(R) characters, Coca-Cola(R), Precious Moments(R), Dreamsicles(R) and others. The Company has customers in its proprietary database who are interested in licensed or branded merchandise and plans to seek additional arrangements for such merchandise.

        - EXPAND FACILITIES AND OPERATIONAL CAPABILITIES. The Company has broken ground on a new facility designed to substantially increase its current operational capacity to approximately 117,000 square feet, providing space for growth and allowing more efficient operations and fulfillment functions. The Company plans to continue enhancing its software, manufacturing and fulfillment systems to support its growth plans.

     The Company believes its past investment in management, systems and its proprietary database will support the growth of its existing catalogs and the introduction of new catalogs. The Company currently plans to test at least three
(3) new catalog titles in 1997. These catalogs will feature historically popular merchandise types and themes and are being designed to capitalize on the Company's proprietary database. The Company has budgeted less than $1.6 million, including inventory, to conduct the initial test of these three new catalogs.

     The Company is a Delaware corporation incorporated in 1992 and is the continuing operation of the Consumer Products Division of Wiland Services, Inc., which merged with Neodata Corporation in September 1992. The Company's executive offices are located at 1351 South Sunset Street, Longmont, Colorado 80501-6549, and its telephone number is (303) 772-9171.

                                  THE OFFERING

Common Stock Offered by the Company...................................  471,404 shares(1)
Common Stock Offered by the Selling Stockholders......................  1,128,596 shares
Common Stock to be Outstanding After the Consummation of the
  Offering............................................................  4,724,286 shares(1)(2)
Use of Proceeds.......................................................  Working Capital and
                                                                        General Corporate
                                                                        Purposes
Nasdaq SmallCap Market/Proposed Nasdaq National Market Symbol.........  CDIR
Risk Factors..........................................................  The Common Stock offered hereby involves certain
                                                                        risks. See "Risk
                                                                        Factors."

---------------

(1) Excludes 240,000 shares of Common Stock subject to the Underwriters' over-allotment option.

(2) Excludes 19,334 shares of Common Stock subject to options exercisable as of April 1, 1997.
                            ------------------------

     Colorful Images(R), Linda Anderson(R) and Colorful Images Presents Impressions(R) are registered service marks of the Company. The Company has applied for registration of its Linda Anderson's Collectibles(SM) service mark. Tradenames and trademarks of other companies appearing in this Prospectus are the property of their respective holders.

                      SUMMARY FINANCIAL AND OPERATING DATA
             (IN THOUSANDS, EXCEPT PERCENTAGES AND PER SHARE DATA)

                                                                                                            THREE MONTHS
                                                             YEAR ENDED DECEMBER 31,                       ENDED MARCH 31,
                                             -------------------------------------------------------     -------------------
                                             1992(1)      1993        1994        1995        1996        1996        1997
                                             -------     -------     -------     -------     -------     -------     -------
STATEMENT OF OPERATIONS DATA:
Net sales..................................  $22,631     $15,936     $20,724     $42,147     $51,126     $11,584     $15,952
Gross profit...............................    8,851       5,876       9,318      19,861      24,292       5,643       7,993
Operating income (loss) from continuing
  operations...............................   (5,629)     (2,543)      1,403         638       2,562         263         951
Income (loss) from continuing operations
  before income taxes......................   (5,578)     (2,509)      1,490         937       2,808         375       1,052
Income from discontinued operations........   23,598          --          --          --          --          --          --
Net income (loss)..........................  $20,028     $(2,252)    $ 1,490     $   843     $ 1,937     $   266     $   673
                                             =======     =======     =======     =======     =======     =======     =======
Earnings (loss) per share from continuing
  operations...............................  $ (0.99)    $ (0.56)    $  0.34     $  0.19     $  0.44     $  0.06     $  0.15
Net earnings (loss) per share..............  $  5.56     $ (0.56)    $  0.34     $  0.19     $  0.44     $  0.06     $  0.15
                                             =======     =======     =======     =======     =======     =======     =======
Weighted average number of common shares
  and common share equivalents
  outstanding..............................    3,604       3,999       4,323       4,404       4,442       4,442       4,482
                                             =======     =======     =======     =======     =======     =======     =======
COMPANY OPERATING DATA:
  (EXPRESSED AS PERCENTAGES)
Net sales growth (decline).................                (29.6)%      30.0%      103.3%       21.3%                   37.7%
Gross profit growth (decline)..............                (33.6)       58.6       113.1        22.3                    41.6
Operating profit growth (decline)..........                 54.8       155.2       (54.5)      301.6                   261.9
Gross margin...............................                 36.9        45.0        47.1        47.5        48.7%       50.1
Operating margin...........................                (16.0)        6.8         1.5         5.0         2.3         6.0
Net income (loss) margin...................                (14.1)        7.2         2.0         3.8         2.3         4.2
SELECTED OPERATING DATA:
Total active customers at period end(2)....                              804       1,362       1,644       1,474       1,807

                                                                                               AT MARCH 31, 1997
                                                                                            ------------------------
                                                                                            ACTUAL    AS ADJUSTED(3)
                                                                                            -------   --------------
BALANCE SHEET DATA:
Working capital...........................................................................  $ 4,503      $ 14,003
Total assets..............................................................................   14,061        23,561
Long-term debt............................................................................        0             0
Lease obligations.........................................................................        0             0
Total stockholders' equity................................................................    7,653        17,153

---------------

(1) On September 30, 1992, Wiland Services, Inc. ("Wiland") completed a merger transaction with Neodata Corporation. Wiland had two business divisions:
    Consumer Products and Direct Marketing Services. Concepts Direct, Inc., formerly the Consumer Products division of Wiland, was created in connection with the merger and accounting conventions required that Concepts Direct be treated as the continuing operation. For financial reporting purposes, the operations of the Direct Marketing Services division of Wiland are treated as discontinued operations of Concepts Direct, Inc.

(2) "Active customers" is defined as database records on customers who have purchased merchandise from the Company one or more times within the 12 months preceding the end of the period indicated.

(3) Adjusted to reflect the sale by the Company of 471,404 shares of Common Stock offered hereby at an assumed price of $22.00 per share (the last sale price of the Common Stock as reported on May 30, 1997), less estimated underwriting discounts and offering expenses payable on a pro-rata basis by the Company and Selling Stockholders.

                                  RISK FACTORS

     The following principal risk factors should be considered carefully in addition to the other information contained in this Prospectus before purchasing the Common Stock offered hereby. This Prospectus contains forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995). Because such statements include risks and uncertainties, actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and in the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as those discussed elsewhere in this Prospectus.

FLUCTUATIONS IN RESPONSE RATES; RELIANCE ON COLORFUL IMAGES(R) CATALOG

     The Company's net sales and net income depend on its catalog operations. Response rates to the Company's mailings have fluctuated and can be affected by many factors, including consumer preferences, economic conditions, the timing of catalog mailings, the catalog's merchandise mix, mailing lists utilized and the Company's ability to respond to and process orders in a timely manner, some of which are outside the Company's control. Any inability of the Company to target accurately the appropriate prospects and customers, to achieve adequate response rates or to process orders effectively could result in lower sales, markdowns or write-offs of inventory, increased merchandise returns and lower margins, and thus could adversely affect the Company's net sales and net income. Catalog mailings also entail substantial costs for postage, paper, and printing, virtually all of which costs are incurred prior to the mailing of each catalog. Costs to stock a portion of the merchandise inventory needed to fulfill orders are also incurred before actual orders from a mailing are known. Thus, the Company has limited ability to adjust the costs for a particular mailing to reflect the performance of that mailing. If, for any reason, the Company were to experience a significant shortfall in revenue from a particular mailing, the Company's financial condition and results of operations would be adversely affected.

     The Company's first catalog, Colorful Images(R), is the only catalog among the Company's offerings that has been successful over a sustained period of time. It accounted for over 90% of Company sales in 1996. The newer Company catalog titles, Linda Anderson(R) and Impressions, are at earlier stages of development. There can be no assurance that they or any planned catalogs or other marketing or distribution strategies the Company may develop will be successful.

RISKS ASSOCIATED WITH GROWTH STRATEGY

     The Company's growth strategy involves various risks, including a high degree of reliance on prospect mailings, which typically have less favorable response rates than customer mailings. In addition, there can be no assurance that the Company will be able to continue to identify and offer new merchandise that appeals to its customer base and prospects, or that the introduction of new marketing or distribution strategies, such as new catalog titles or other offers, will achieve acceptance in the marketplace. The failure of the Company to sustain the growth of catalog sales, to increase its proprietary database, to maintain its customer or prospect response rates or to successfully introduce new catalog titles and merchandise lines could adversely affect the Company's financial condition and results of operations.

     The Company's ability to pursue its growth strategy also depends on its ability to manage a larger business. Managing growth will require the Company to continue to implement and improve its operations and financial and management information systems and to continue to expand, motivate and effectively manage its workforce. As the Company's sales increase, the Company will be required to maintain higher inventories to provide satisfactory order fulfillment to its customers. This increase in inventory levels may expose the Company to greater risk of excess inventory.

     The Company's ability to pursue its growth strategy depends on its ability to successfully increase the size of its operation by relocating to a larger facility. Any difficulty in such relocation could adversely affect the Company's business. See "-- Relocation of Company's Operations; Risk of Disaster." In addition, there can be no assurance that improvements or expansions in the Company's information systems, telephone systems, order fulfillment functions or related facilities or operations will increase the productivity of the Company or that such changes will meet the future needs of the Company. Continued growth could strain the Company's management, financial, merchandising, marketing, order fulfillment, distribution and other resources. The Company may experience operating difficulties, including difficulties in training and managing an increasing number of employees (many of whom have historically been temporary or part time), in sourcing and managing inventory, in obtaining sufficient materials and manufacturing capacity to produce its merchandise and in upgrading its management information systems. The Company may also experience difficulties related to loss of business if it fails to respond to customer inquiries or process customer orders in an efficient and timely manner, or experiences delays in operations, production or shipment. Failure to manage growth effectively could adversely affect the Company's financial condition and results of operations. See "Reliance on Information Systems -- Potential Disruptions" and "Business -- Growth Strategy."

DEPENDENCE ON PRIMARY PRODUCT LINES

     The Company initially sold only personalized self-adhesive labels but has added new product lines during the past several years, including other paper products, such as note pads, calling cards, memo cubes and Christmas cards, and a selection of non-paper merchandise, including collectibles, gift items, home decorative items and casual apparel (primarily t-shirts and caps). While the percentages of total sales derived from personalized paper products has declined in 1994, 1995 and 1996 to 74%, 65% and 59%, paper products, of which labels remain the principal sales contributor, continue to be the Company's primary product line. Margins achieved by the Company on paper products, particularly its labels, are typically substantially higher than the margins achieved on its other products and overall margins may decline with changes in the merchandise mix. There can be no assurance that the Company will continue to be able to identify and offer new merchandise that appeals to its customers and prospects. Any decrease in sales or margins on paper products, or the rate of growth of such sales, may have a disproportionately adverse effect on the Company's financial condition and results of operations.

RELIANCE ON USE OF RENTED AND EXCHANGED LISTS

     The Company mails catalogs to names from its proprietary database and to prospects whose names are obtained from exchanged and rented lists. Approximately half of the catalogs mailed by the Company in 1996 were sent to names from exchanged or rented lists, and the Company anticipates continuing the use of such lists, possibly in larger proportion to total mail volume than was the case in 1996. Mailings to exchanged or rented lists usually generate lower response rates than mailings to recent Company customers. The Company anticipates that overall response rates may decline if it increases its use of exchanged and rented lists relative to its use of names from its proprietary database. The Company's growth strategy necessitates the expansion of its proprietary database and is dependent on prospecting for new customers through the use of exchanged and rented lists. If the Company is not successful in prospecting, its response rates from mailings to names from its proprietary database could decrease, which may have an adverse effect on the Company's financial condition and results of operations. No assurances can be given that the Company will continue to have access to rented and exchanged lists, or that such lists will be available on terms that are acceptable to the Company.

POSTAGE, PAPER AND PRINTING COSTS ASSOCIATED WITH THE DISTRIBUTION OF CATALOGS AND MERCHANDISE

     Postage, paper and printing costs typically represent more than 75% of the total cost of producing and distributing the Company's catalogs. In addition, the Company ships its merchandise to customers via the United States Postal Service and other carriers. Postage and carrier prices increase periodically and can be expected to increase in the future. The last major U.S. postage rate increase became effective January 1, 1995 and increased standard class postage rates for mailing the Company's catalogs approximately 14%. Based on trade reports, the Company believes that a standard class rate increase within the next 12 to 18 months is likely. Any increase in postage or shipping rates may adversely affect the Company's financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Paper costs associated with production of Company catalogs have fluctuated significantly as market prices for such paper have been volatile, and the Company has not always been able to predict future paper prices or negotiate fixed rates for specified periods of time. In addition, the paper used to produce the Company's paper products is obtained from several sources, and the rates on this paper are also sometimes volatile. No long term price agreements exist. Printing costs on a unit basis may increase in the future. Any future increases in paper or printing costs for the Company's catalogs or paper products may adversely affect the Company's financial condition and results of operations.

     Higher postage, paper or printing expenses would increase the Company's cost of doing business. The Company may not be able to pass such increased costs on to its customers through increased prices for its products. In addition, to the extent that the Company attempts to offset such increases through reductions in the circulation of one or more catalog titles either by reducing the number of editions distributed per year or the number of pages, or both, or reducing the number of catalogs mailed, the Company's growth strategy would be adversely affected. See "Business -- Growth Strategy."

RELIANCE ON KEY VENDORS

     The Company relies on a limited number of vendors to produce its label stock and print its catalogs and paper products. Any significant cost increase or inability to obtain raw materials or merchandise could adversely affect the Company's financial condition and results of operations.

RELOCATION OF COMPANY'S OPERATIONS; RISK OF DISASTER

     The Company's success depends, to a large degree, on efficient and uninterrupted operation of its facilities. The Company needs additional space to handle anticipated sales volume increases. The Company is currently constructing a new, substantially larger facility in Longmont, Colorado and plans to move all of its production, administrative and operations functions into this facility by September 1997. If the Company is not able to relocate by the end of August 1997, the Company will need to either extend the lease of its existing headquarters and lease temporary space or make alternative arrangements in order to accommodate anticipated fourth quarter volume. The landlord of the current facility has verbally indicated that it will cooperate if a suitable replacement tenant has not been located and the Company needs to extend its current lease. The landlord, to date, has not been willing to sign an extension option. If construction of the new facility is late and the current landlord will not agree to a lease extension, a significant dispute or business disruption may occur. Any such event or decrease in the Company's efficiency, especially at a time of year when it historically has received a significant portion of its orders and related annual net sales, could adversely affect the Company's business. See "Business -- Properties."

     If a natural or other disaster were to destroy or significantly damage the Company's one major facility, the Company would need to obtain alternative facilities and additional inventory to conduct its operations, significantly increasing costs and resulting in delays in the fulfillment of customer orders. The Company's business interruption insurance may not be adequate to cover such damage to the Company, including lost goodwill with its customers.

RELIANCE ON INFORMATION SYSTEMS; POTENTIAL DISRUPTIONS

     The Company processes a large volume of relatively small orders. The Company's business depends on the effective operation of its management information and telecommunications systems. Any material disruption or slowdown in the Company's order processing or fulfillment systems resulting from the relocation of the Company's operations, strikes or labor disputes, telephone down times, electrical outages, mechanical problems, human error or accidents, fire, natural disasters, adverse weather conditions or other events could cause delays in the Company's ability to receive and distribute orders and may cause orders to be lost or to be shipped or delivered late. In the event the Company is unable to provide prompt, accurate and complete service to its customers on a competitive basis, the Company may lose repeat orders, and customers may cancel orders or return goods which could result in a reduction of net sales and increased administrative and shipping costs.

     In August 1995, the Company installed a new, internally-developed software system and began retraining most employees to operate the new system. This retraining, in conjunction with certain problems with the new software, led to a low telephone answer rate and other service problems during the third and fourth quarters of 1995 which in turn negatively affected the Company's financial performance. Difficulty in implementing the operations software systems resulted in delayed shipments and correspondingly high backlog during the last half of 1995. During the fourth quarter of 1996, as a result of Company sales exceeding projections, the Company had a shortage of personnel to process orders, leading temporarily to high backlogs. There can be no assurance similar problems will not occur in the future. As the Company's strategies depend in part on maintaining a reputation for good customer service, any impairment of its customer service reputation could result in lost orders and adversely affect the Company's business.

     The Company attempts to deliver its catalogs to its customers at timely intervals and in appropriate seasons and relies heavily on the United States Postal Service and others to do so. Failure to deliver Company mailings at scheduled times, whether due to postal delays, printing delays, disruptions in the mailing of catalogs or other factors, could affect demand for the Company's products and could adversely affect its business. See "Business -- Customer Service."

COMPETITION

     The markets for the Company's merchandise are highly competitive. The opportunities in these markets have encouraged the entry of new competitors as well as increased competition from established companies. The Company competes with direct marketers, catalog retailers, direct mailers, retail stores and others. Sales of apparel, gift items and home decorative items through home television shopping networks or other electronic media, such as the Internet, could provide additional sources of competition for the Company in the future. Within each merchandise category the Company has significant competitors and may face new competition from new entrants or existing competitors who focus on market segments currently served by the Company. Many competitors are larger and have significantly greater financial, marketing and other resources than the Company. Increased catalog mailings by the Company's competitors may adversely affect response rates to the Company's own catalog mailings. Because the Company currently sources most of its paper products and other merchandise from suppliers, distributors and manufacturers located in the United States, where labor and production costs may be higher than in some foreign countries, there can be no assurance that the Company's merchandise can be competitively priced with merchandise offered by competitors whose sourcing is primarily from abroad. There can be no assurance that the Company will be able to maintain or increase its market share in the future. The failure of the Company to compete successfully could adversely affect the Company's business. See
"Business -- Competition."

DEPENDENCE ON SIGNIFICANT LICENSE RIGHTS AND BRANDED MERCHANDISE

     The Company has purchased or licensed rights to certain artwork used in its products. In addition, the Company purchases brand name merchandise and has licensed certain rights on a royalty basis from leading companies. Trademarked merchandise currently appearing in the Company's catalogs include PEANUTS(R), Boyd's Bears(R), Dreamsicles(R), Coca-Cola(R), Looney Tunes(R), Warner Bros(R)and others. There can be no assurance that these products will continue to be available to the Company. Licensed rights are generally short-term, and the potential for renewals is beyond the Company's control. Brand name merchandise may or may not continue to be available to the Company. If the Company were unable to offer a significant portion of such products and merchandise, the Company's business could be adversely affected. See
"Business -- Licensing and Service Marks."

     In the past, third parties have asserted that the Company has offered products in violation of the intellectual property rights of others. In certain instances, the Company ceased selling those products as a result of such assertions. To date, the Company has not agreed to pay, nor been required to pay, any damages as a result of such claims. The Company's procedures for determining whether third parties have rights with respect to any particular product are limited and may not always reveal all rights of others. No assurance can be given that the Company will not be required to cease selling products that have been profitable for the Company, or that the Company will not be obligated to make payments to third parties as a result of the Company infringing the rights of others.

DEPENDENCE ON KEY PERSONNEL

     The success of the Company's business is dependant, to a large extent, upon the efforts and abilities of its key employees, particularly Phillip A. Wiland (Chairman and Chief Executive Officer), J. Michael Wolfe (President and Chief Operating Officer) and several other senior staff members of the Company. The loss of one or more of its key employees could adversely affect the Company. The Company's future success will also depend on its ability to employ additional qualified senior management. In addition, the low unemployment rate in the area where the Company is located may make it difficult to hire the employees required to support the Company's further growth. There can be no assurance that the Company will be successful in attracting or retaining additional qualified personnel. See "Management" and "Business."

POSSIBLE INCREASE IN MERCHANDISE RETURNS AND REFUNDS

     The Company emphasizes customer service and has a return policy intended to assure customer satisfaction. The retail value of refunds and merchandise replacements issued under the return policy in 1996 and 1995 was approximately 5.8% and 7.0% of net sales. The Company makes allowances in its financial statements for anticipated merchandise returns and refunds based on historical return rates. There can be no assurance that actual merchandise returns or refunds will not exceed the Company's allowances. In addition, because the Company's allowances are based on historical rates, there can be no assurance that the introduction of new merchandise in existing catalogs or the introduction of new catalogs, changes in the merchandise mix or other factors will not cause actual returns or refunds to exceed return allowances. The Company's growth strategy contemplates the introduction of new catalogs which will offer primarily non-paper merchandise. The Company's historical return and refund rates for apparel, gifts, collectibles and home furnishings products have been higher than its return and refund rates for its personalized labels and other paper products. Consequently, as the Company expands its merchandising efforts, it anticipates that its overall return and refund rate may also increase. Any significant increase in merchandise returns or merchandise refunds that exceed the Company's historic allowances could adversely affect the Company's business. See "Business -- Growth Strategy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

QUARTERLY AND SEASONAL FLUCTUATIONS

     The Company's results of operations have fluctuated and can be expected to continue to fluctuate as a result of a number of factors including, among other things, seasonal fluctuations in response rates, fluctuations in postage, paper, printing and production costs, the timing of new merchandise and catalog offerings, merchandise returns, adverse weather conditions that affect distribution or shipping and shifts in the timing of certain holidays. In addition, the Company recognizes costs of catalog development and production as sales are realized (such recognition not to exceed twelve months with most costs amortized in the first three months after a catalog is distributed). Consequently, quarter to quarter revenue and expense comparisons will be impacted by the timing of the mailing of the Company's catalogs. Catalog mailing dates may occur in different quarters from year to year depending on the performance of third party couriers, the date of certain holidays and the Company's assessment of market opportunities. A portion of the revenue from any catalog mailing is recognized in quarters after the quarter in which the catalog was mailed and, depending on the exact time a particular catalog offering is mailed in a given year, the revenue from such catalog offering may be recognized in a quarter different from when revenue was recognized in the previous year from an otherwise comparable catalog offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

     The Company's business is seasonal. Historically, a substantial portion of the Company's net sales and net income have been realized during its fourth quarter. If, for any reason, the Company's net sales are substantially below those normally expected during this quarter, the Company's annual results would be adversely affected. In anticipation of increased sales activity during the fourth quarter, the Company incurs significant additional expenses, including costs associated with increasing inventory and the hiring of a substantial number of employees to supplement its staff. If the Company underestimates or overestimates orders, particularly in the fourth quarter, it may incur inventory shortages or write-offs that are higher than historical rates. No assurances can be given that an adequate supply of employees will be available to satisfy the Company's seasonal needs, or that the Company will be able to accurately predict its seasonal personnel needs. In the event the Company overestimates its personnel needs, the Company would incur unnecessary costs and an erosion in its net income. If for any reason the Company is unable to respond and process orders, the Company could not only lose orders but could lose goodwill with customers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

CHANGING CONSUMER PREFERENCES; GENERAL ECONOMIC CONDITIONS

     The Company's future success depends in part on its ability to anticipate and respond to changes in consumer preferences. No assurance can be given that the Company will respond in a timely or commercially appropriate manner to such changes. Failure to anticipate and respond to changing consumer preferences could lead to, among other things, lower sales of the Company's products, significant markdowns or write-offs of inventory, increased merchandise returns, and lower margins. The Company's business is sensitive to changes in customers' spending and discretionary income patterns which, in turn, are controlled in part by economic conditions. Adverse economic conditions in any area of the United States could have a material adverse effect on the Company's financial condition and results of operations.

LIMITED HISTORICAL TRADING VOLUME; POSSIBLE VOLATILITY

     The Common Stock has experienced low trading volumes due, in part, to the substantial holdings by executive officers, members of the Board of Directors and greater than 5% stockholders who collectively have held a significant portion of the outstanding shares. Following the Offering, approximately 36.5% of the shares (34.7% assuming exercise of the overallotment option) will be held by the Company's executive officers and members of the Board of Directors. The spread between the bid and asked prices for the Common Stock on the Nasdaq SmallCap Market has been quite significant, generally greater than 10%. As of June 2, 1997, the bid was $19.75 and the asked was $24.00. No assurance can be given that an active trading market will develop or continue following the Offering.

     In addition, even if a more active trading market does develop, no assurance can be given that the market price for the Company's Common Stock will not be volatile. The market price for the Common Stock may be significantly affected by a variety of factors, including a relatively high price to earnings ratio, the Company's operating results, changes in any earnings estimates publicly announced by the Company or by securities analysts, announcements of new merchandise offerings by the Company or its competitors and seasonal effects on sales. In addition, the Nasdaq Stock Market and the Common Stock have historically experienced a high level of price and volume volatility. Wide price fluctuations may not necessarily be related to the operating performance of the Company. Future sales of Common Stock by the Company's existing stockholders following the completion of the Offering and the expiration of the one year lock-up period referred to in "Shares Eligible For Future Sales; Possible Reduction of Stock Price" below could also have an adverse effect on the market price of the Common Stock. For these and other reasons, there can be no assurance the market price of the Common Stock will not decline below the public offering price. See "Shares Eligible for Future Sale; Possible Reduction of Stock Price" and "Underwriting."

     The market price of the Common Stock is currently at or near an all-time high. Although the market price for the Common Stock has increased significantly over the past few years, there can be no assurance the market price of the Common Stock will continue to increase in the future. See "Price Range of Common Stock."

RISK OF INCREASED OBLIGATION TO COLLECT STATE SALES TAXES

     At present, the Company does not collect sales taxes or other similar taxes with respect to shipments of goods into most states and believes that it is not required to do so. However, various states have sought to impose on mail order companies the burden of collecting state sales or use taxes on the sale of merchandise shipped to that state's residents. The U.S. Supreme Court has held that the states, absent Congressional legislation, may not impose tax collection obligations on an out-of-state mail order company whose only contacts with the taxing state are the distribution of catalogs and other advertisement materials, and whose subsequent delivery of purchased goods is by mail or interstate common carriers. While some cases have concluded that greater contact between out-of-state mail order companies and a particular state support the required collection of sales taxes, the Company believes that its only contact with states where it does not currently collect sales tax is the distribution of catalogs and advertising materials and shipment of orders to customers. If Congress enacts legislation imposing an increased state sales tax burden on the Company or if the Company otherwise becomes subject to collection of additional sales or use tax, the imposition of additional tax collection obligations could adversely affect the Company's business.

SHARES ELIGIBLE FOR FUTURE SALE; POSSIBLE REDUCTION OF STOCK PRICE

     Assuming the Underwriters do not exercise the over-allotment option, following the Offering the Company will have outstanding 4,724,286 shares of Common Stock. Of such shares, the 1,600,000 shares of Common Stock offered hereby will be freely tradeable. Of the 3,124,286 remaining shares, 1,729,094 will be held by Phillip A. Wiland (the Company's Chairman of the Board and Chief Executive Officer), J. Michael Wolfe (the Company's President and Chief Operating Officer) and certain other officers and members of the Company's Board of Directors who, together with the Company, have agreed not to sell, contract to sell, or otherwise dispose of any shares of Common Stock without the consent of Underwriters for a period of one year after the date of this Prospectus. Upon expiration of such agreements, all of such shares will be freely eligible for sale in the public markets or eligible for sale in accordance with Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"). Sales of substantial amounts of Common Stock in the public market following the Offering (including shares issued upon the exercise of stock options) by current holders of the Company's Common Stock and stock options, or the perception that such sales might occur, could also adversely affect the market price of the Common Stock. See "Description of Capital Stock," "Management" and "Underwriting."

BROAD DISCRETION AS TO USE OF PROCEEDS

     The Company expects to use the net proceeds it receives from the Offering primarily for working capital and general corporate purposes. Since the Company has no current specific plan for this portion of the proceeds of the Offering, management will have broad discretion over the use of the proceeds.

CONTROL OF THE COMPANY

     Upon completion of the Offering, 27.8% of the Company will be beneficially owned by Phillip A. and Linda S. Wiland and 36.5% will be beneficially owned by the directors and executive officers of the Company as a group (26.4% and 34.7%, respectively, if the over-allotment option is exercised). By virtue of these holdings, Mr. and Mrs. Wiland alone, as well as the directors and executive officers as a group, will be able to exert substantial influence over actions requiring consent of the Company's stockholders. If the directors and executive officers were to act in concert, and if less than 73% of the total outstanding shares of the Company were present in person or by proxy at an appropriate stockholders' meeting, they would be able to elect all of the Company's directors, effect certain other corporate transactions requiring stockholder approval and generally direct the affairs of the Company (although not transactions which would increase the Company's authorized capital stock, dissolve, merge or sell the assets of the Company, or effect other fundamental corporate transactions). Such degree of control by these individuals may discourage certain types of transactions involving an actual or potential change of control of the Company, including transactions in which the holders of Common Stock might receive a premium for their shares over prevailing market prices.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 471,404 shares of Common Stock offered hereby by the Company are expected to be approximately $9,500,000 (approximately $14,400,000 if the Underwriters' over-allotment option is exercised in full), assuming a public offering price of $22.00 per share (the last sale price of the Common Stock as reported on May 30, 1997) and after deducting estimated underwriting discounts, commissions and offering expenses payable on a pro rata basis by the Company and Selling Stockholders.

     The Company intends to use the net proceeds of the Offering primarily for working capital and general corporate purposes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." The Company will not receive any proceeds from the sale of the Common Stock by the Selling Stockholders. See "Principal and Selling Stockholders." Pending use of the proceeds, the Company intends to invest the net proceeds from the Offering in short-term, interest-bearing, investment grade securities.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of March 31, 1997 (i) on an actual basis and (ii) on an as adjusted basis to reflect the receipt and application of the net proceeds from the sale of 471,404 shares of the Common Stock offered by the Company hereby at an assumed public offering price of $22.00 per share (the last sale price of the Common Stock as reported on May 30, 1997). The following table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the financial statements, related notes and other financial information included elsewhere in this Prospectus.

                                                                            AT MARCH 31, 1997
                                                                          ----------------------
                                                                          ACTUAL     AS ADJUSTED
                                                                          ------     -----------
                                                                          (DOLLARS IN THOUSANDS)
Cash and cash equivalents...............................................  $3,355       $12,855
                                                                          =======     ========
Long-term debt..........................................................  $   --       $    --
Capitalized lease obligations...........................................      --            --
Stockholders' equity
  Common Stock, $.10 par value; authorized 6,000,000 shares; issued and
     outstanding 4,252,882 and 4,724,286, actual and as adjusted........     425           472
  Additional paid-in capital............................................   4,172        13,625
  Retained earnings.....................................................   3,056         3,056
                                                                          -------     --------
       Total stockholders' equity.......................................   7,653        17,153
                                                                          -------     --------
            Total capitalization........................................  $7,653       $17,153
                                                                          =======     ========

                                DIVIDEND POLICY

     The Company does not anticipate paying any cash dividends on its shares of Common Stock because it intends to retain its earnings, if any, to finance the expansion of its business and for general corporate purposes. Any payment of future dividends will be at the discretion of the Board of Directors and will depend upon, among other things, the Company's earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions with respect to the payment of dividends and other factors that the Company's Board of Directors deems relevant.

                          PRICE RANGE OF COMMON STOCK

     The Common Stock is traded on the Nasdaq SmallCap Market under the symbol "CDIR." The Company has applied to have the Common Stock traded on the Nasdaq National Market under the same symbol. On May 30, 1997, the last sale price of the Common Stock was $22.00 per share. The following table sets forth, for the periods indicated, the range of high and low bid and asked quotations for the Company's Common Stock as reported by the National Association of Securities Dealers, Inc. On May 20, 1997, there were approximately 515 stockholders of record and beneficial holders of the Common Stock.

     The following prices reflect a 2-for-1 stock split in the form of a 100% stock dividend paid on March 31, 1997 to stockholders of record on March 14, 1997. The quotations represent prices between dealers and do not include retail mark-up, mark-down or commissions and may not necessarily represent actual transactions. While the Common Stock has been publicly traded since the Company's spin-off from Wiland Services, Inc., the Common Stock has experienced low trading volumes due, in part, to the substantial holdings by executive officers, members of the Board of Directors and greater than 5% stockholders who collectively have held a significant portion of the outstanding shares. The spread between the bid and asked prices for the Common Stock on the Nasdaq SmallCap Market has been quite significant, generally greater than 10%. In addition, even if a more active trading market does develop, no assurance can be given that the market price for the Company's Common Stock will not be volatile. See "Risk Factors -- Limited Historical Trading Volume; Possible Volatility."

                                                                      HIGH                    LOW
                                                              --------------------    --------------------
                                                                BID        ASKED        BID        ASKED
                                                              --------    --------    --------    --------
YEAR ENDED DECEMBER 31, 1995
  First Quarter.............................................  $ 4  1/4    $ 5         $ 2  1/2    $ 3
  Second Quarter............................................    4           4  7/8      3  1/2      4  3/8
  Third Quarter.............................................    4  7/8      5  3/4      4           4  7/8
  Fourth Quarter............................................    6  5/8      7  3/8      4  7/8      5  3/4
YEAR ENDED DECEMBER 31, 1996
  First Quarter.............................................   10  1/4     10  7/8      6  3/8      7  3/8
  Second Quarter............................................   10  1/4     11  1/4      9           9  7/8
  Third Quarter.............................................    9  1/2     10  1/4      8           9
  Fourth Quarter............................................    9  1/4     10  1/4      8  1/2      9  1/2
YEAR ENDING DECEMBER 31, 1997
  First Quarter.............................................   17  1/2     20  1/2      9  1/4     10  1/4
  Second Quarter (through June 2, 1997).....................   22  3/4     26          18  1/4     20  3/4

                     SELECTED FINANCIAL AND OPERATING DATA
             (IN THOUSANDS, EXCEPT PERCENTAGES AND PER SHARE DATA)

     The following selected financial and operating data (except for "Company Operating Data" and "Selected Operating Data") for the five years ended December 31, 1996 are derived from the financial statements of the Company which have been audited by Ernst & Young LLP, independent auditors. The financial and operating data for the three month periods ended March 31, 1997 and 1996 are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting only of normal recurring accruals, which the Company considers necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the three months ended March 31, 1997 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1997. The data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements, related notes, and other financial information included herein.

                                                                                                                  THREE MONTHS
                                                                  YEAR ENDED DECEMBER 31,                        ENDED MARCH 31,
                                                  -------------------------------------------------------       -----------------
                                                  1992(1)      1993        1994        1995        1996          1996      1997
                                                  -------     -------     -------     -------     -------       -------   -------
STATEMENT OF INCOME DATA:
Net sales.......................................  $22,631     $15,936     $20,724     $42,147     $51,126       $11,584   $15,952
Operating costs and expenses
  Cost of product and delivery..................   13,780      10,060      11,406      22,286      26,834         5,941     7,959
  Selling, general and administrative...........   14,480       8,419       7,915      19,222      21,730         5,380     7,042
                                                  --------    --------    --------    --------    --------      --------  --------
Operating income (loss) from continuing
  operations....................................   (5,629)     (2,543)      1,403         638       2,562           263       951
Other income, net...............................       50          34          87         298         246           112       101
                                                  --------    --------    --------    --------    --------      --------  --------
Income (loss) from continuing operations before
  income taxes..................................   (5,578)     (2,509)      1,490         937       2,808           375     1,052
Provision (credit) for income taxes.............   (2,008)       (257)         --          94         871           109       379
                                                  --------    --------    --------    --------    --------      --------  --------
Income (loss) from continuing operations........   (3,570)     (2,252)      1,490         843       1,937           266       673
Income from discontinued operations.............   23,598          --          --          --          --            --        --
Net income (loss)...............................  $20,028     $(2,252)    $ 1,490     $   843     $ 1,937       $   266   $   673
                                                  ========    ========    ========    ========    ========      ========  ========
Earnings (loss) per share from continuing
  operations....................................  $ (0.99)    $ (0.56)    $  0.34     $  0.19     $  0.44       $  0.06   $  0.15
Earnings per share from discontinued
  operations....................................  $  6.55          --          --          --          --            --        --
Net earnings (loss) per share...................  $  5.56     $ (0.56)    $  0.34     $  0.19     $  0.44       $  0.06   $  0.15
                                                  ========    ========    ========    ========    ========      ========  ========
Weighted average number of common shares and
  common share equivalents outstanding..........    3,604       3,999       4,323       4,404       4,442         4,442     4,482
                                                  ========    ========    ========    ========    ========      ========  ========
COMPANY OPERATING DATA:
Net sales growth (decline)......................                (29.6)%      30.0%      103.3%       21.3%                   37.7%
Gross profit growth (decline)...................                (33.6)       58.6       113.1        22.3                    41.6
Operating profit growth (decline)...............                 54.8       155.2       (54.5)      301.6                   261.9
Gross margin....................................                 36.9        45.0        47.1        47.5          48.7%     50.1
Operating margin................................                (16.0)        6.8         1.5         5.0           2.3       6.0
Net income (loss) margin........................                (14.1)        7.2         2.0         3.8           2.3       4.2
SELECTED OPERATING DATA:
Total active customers at period end(2).........                              804       1,362       1,644         1,474     1,807

                                                                                                             AT MARCH 31, 1997
                                                                 AT DECEMBER 31,                          -----------------------
                                               ----------------------------------------------------                       AS
                                               1992(1)      1993       1994       1995       1996         ACTUAL      ADJUSTED(3)
                                               -------     ------     ------     ------     -------       -------     -----------
BALANCE SHEET DATA:
Working capital..............................  $3,550      $1,962     $3,211     $3,889     $ 5,925       $ 4,503       $14,003
Total assets.................................   8,436       5,047      8,294      9,924      14,487        14,061        23,561
Long-term debt...............................      --          --         --         --          --            --            --
Lease obligations............................     207         155        160         67          --            --            --
Total stockholders' equity...................   4,064       2,681      4,172      5,024       6,969         7,653        17,153

---------------

(1) On September 30, 1992, Wiland Services, Inc. ("Wiland") completed a merger transaction with Neodata Corporation. Wiland had two business divisions:
    Consumer Products and Direct Marketing Services. Concepts Direct, Inc., formerly the Consumer Products division of Wiland, was created in connection with the merger and accounting conventions required that Concepts Direct be treated as the continuing operation. For financial reporting purposes, the operations of the Direct Marketing Services division of Wiland are treated as discontinued operations of Concepts Direct, Inc.

(2) "Active customers" is defined as database records on customers who have purchased merchandise from the Company within the 12 months preceding the end of the period indicated.

(3) Adjusted to reflect the sale by the Company of 471,404 shares of Common Stock offered hereby at an assumed price of $22.00 per share (the last sale price of the Common Stock as reported on May 30, 1997), less estimated underwriting discounts and offering expenses payable on a pro-rata basis by the Company and Selling Stockholders.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     Through its three current catalogs, Colorful Images(R), Linda Anderson(R) and Colorful Images Presents Impressions(R), the Company markets personalized labels, paper products, collectibles, gifts, home decorative items and casual apparel (primarily t-shirts and caps). The Company also markets its products, to a much lesser extent, through other media such as newspaper free standing inserts and co-op mailings. The Company uses a disciplined, analytical approach to marketing and merchandising to target its customers. It believes that this approach together with its direct marketing expertise, merchandising capabilities and popular consumable products have built strong brand identity and customer loyalty which will serve as a foundation for future growth.

     The Company believes its net sales growth of 103% from 1994 to 1995, 21% from 1995 to 1996, and 38% from the three month period ended March 31, 1996 to the three month period ended March 31, 1997 is attributable to a variety of factors. Between January 1, 1995 and December 31, 1996, the Company increased its proprietary database of active customers from approximately 800,000 names to approximately 1,600,000 names, a compound annual growth rate of 41.4%. The Company believes its growth is attributable primarily to increases in the amount of merchandise offered in its catalogs and to improvements in the Company's merchandise selection, creative presentation, database management and list segmenting techniques.

     The Company's business is seasonal, with a disproportionate percentage of its net sales generated in the fourth quarter. During the fourth quarter of 1995, net sales were adversely affected by the installation of new software. Initially, the new software caused delays in order processing and the Company missed orders. During the fourth quarter of 1996, the new software met management's expectations and actual sales exceeded company projections. As a result of Company sales exceeding projections, the Company had a shortage of personnel to process orders. Consequently, some order shipments were delayed and some potential phone orders were never received.

     In January 1997, the Company purchased 139 acres of undeveloped land in Longmont, Colorado, and a new facility which is substantially larger than its current facility is currently being constructed on approximately 11 of the 139 acres. The Company intends to hold the remaining land for sale or expansion. The new building is intended to house its production, administrative and warehouse functions. The Company plans to move into this facility by September 1997.

     Revenues from sales of products are recognized upon shipment. Deferred advertising costs, which consist primarily of expenses incurred for printing and distributing advertising materials, primarily catalogs, are included in selling, general and administrative expenses. These expenses are deferred for financial reporting purposes until the advertising materials are distributed, then amortized over periods of time (not to exceed twelve months with most costs amortized in the first three months after distribution) estimated to approximate the periods during which related sales occur.

     On February 25, 1997, the Board of Directors authorized the issuance of a 2-for-1 stock-split to be effected in the form of a 100% stock dividend payable March 31, 1997 to stockholders of record on March 14, 1997. Additionally, in 1994 the Board of Directors authorized the issuance of a 2-for-1 stock-split to be effected in the form of a 100% stock dividend payable December 15, 1994 to stockholders of record on November 14, 1994. Historical share and per share data have been adjusted to reflect the effect of these stock-splits.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, certain selected income statement data as a percentage of net sales:

                                                                                    THREE MONTHS
                                                                                        ENDED
                                                    YEAR ENDED DECEMBER 31,           MARCH 31,
                                                   -------------------------       ---------------
                                                   1994      1995      1996        1996      1997
                                                   -----     -----     -----       -----     -----
Net sales........................................  100.0%    100.0%    100.0%      100.0%    100.0%
Cost of product and delivery.....................   55.0      52.9      52.5        51.3      49.9
                                                   -----     -----     -----       -----     -----
Gross profit.....................................   45.0      47.1      47.5        48.7      50.1
Selling, general and administrative expense......   38.2      45.6      42.5        46.4      44.1
                                                   -----     -----     -----       -----     -----
Operating income.................................    6.8       1.5       5.0         2.3       6.0
Other income, net................................    0.4       0.7       0.5         1.0       0.6
                                                   -----     -----     -----       -----     -----
Income before income taxes.......................    7.2       2.2       5.5         3.3       6.6
                                                   -----     -----     -----       -----     -----
Provision for income taxes.......................     --       0.2       1.7         1.0       2.4
Net income.......................................    7.2%      2.0%      3.8%        2.3%      4.2%
                                                   =====     =====     =====       =====     =====

THREE MONTHS ENDED MARCH 31, 1997 COMPARED TO THREE MONTHS ENDED MARCH 31, 1996

     Net sales increased by $4.4 million, or 37.7%, to $16.0 million for the first quarter of 1997 from $11.6 million for the same period of 1996. This increase resulted primarily from the distribution of a greater number of catalogs and other advertising media, increased page count of the catalogs and an increase in the number of products offered. Increased sales were also attributable to improved catalog response rates.

     Gross profit increased by $2.4 million, or 41.6%, to $8.0 million for the first quarter of 1997 from $5.6 million for the same period of 1996. Gross profit increased as a percentage of net sales to 50.1% for the first quarter of 1997 from 48.7% for the same period of 1996. The increase in gross profit as a percentage of net sales occurred primarily because of improved efficiencies of operations and higher sales over which to spread fixed costs associated with production and delivery.

     Selling, general and administrative expense increased $1.6 million, or 30.9%, to $7.0 million for the first quarter of 1997 from $5.4 million for the same period of 1996. Selling, general and administrative expense decreased as a percentage of net sales to 44.1% for the first quarter of 1997 from 46.4% for the same period of 1996. The decrease resulted primarily from improved response to Company advertising, lower paper costs related to catalog preparation and distribution and increased sales over which to spread relatively fixed costs.

     Operating income increased by $688,000, or 261.9%, to $951,000 for the first quarter of 1997 from $263,000 for the same period of 1996. Operating income increased as a percentage of net sales to 6.0% for the first quarter of 1997 from 2.3% for the same period of 1996. Other income, primarily interest income and vendor payment discounts, was $101,000 for the first quarter of 1997 compared to $112,000 for the same period of 1996.

     The provision for income taxes amount for the first quarter of 1997 was $379,000 as compared to $109,000 in the first quarter of 1996. The income tax rate was 36% in the first quarter of 1997 as compared to 29% in the same period of 1996 because of the availability of research and development tax credits in the first quarter of 1996.

     Net income increased by $407,000, or 153.3%, to $673,000 for the first quarter of 1997 from $266,000 for the same period of 1996. Net income increased as a percentage of net sales to 4.2% in the first quarter of 1997 from 2.3% in the same period of 1996. Earnings per share increased $0.09, or 150.0%, to $0.15 for the first quarter of 1997 from $0.06 for the same period of 1996.

YEAR ENDED 1996 COMPARED TO YEAR ENDED 1995

     Net sales increased by $9.0 million, or 21.3%, to $51.1 million in 1996 from $42.1 million in 1995. This increase resulted primarily from the distribution of a greater number of catalogs and other advertising media, increased page count of the catalogs and a greater number of products offered. Increased sales are also attributable to improved response rates. Personalized paper product sales increased by approximately $2.9 million, or 10.1%, to $31.5 million in 1996 from $28.6 million in 1995 and decreased as a percentage of total sales from 65% in 1995 to 59% in 1996.

     Gross profit increased by $4.4 million, or 22.1%, to $24.3 million in 1996 from $19.9 million in 1995. Gross profit increased as a percentage of net sales to 47.5% in 1996 from 47.1% in 1995. The increase in gross profit as a percentage of net sales occurred primarily because of improved efficiencies of operations, increased sales of paper products (which generally have substantially higher margins than other merchandise) and higher sales over which to spread fixed costs. In both 1996 and 1995, personalized paper product costs were less than 15% of sales price compared to other non-personalized products whose costs were in excess of 30% of sales price.

     Selling, general and administrative expense increased $2.5 million, or 13.0%, to $21.7 million in 1996 from $19.2 million in 1995. Selling, general and administrative expense decreased as a percentage of net sales to 42.5% in 1996 from 45.6% in 1995. The decrease was primarily due to improved response rates to Company catalogs, lower paper costs during the last few months of the year and increased revenues to absorb relatively stable fixed costs.

     Operating income increased by $1.9 million, or 297.8%, to $2.6 million in 1996 from $638,000 in 1995. Operating income increased as a percentage of net sales to 5.0% in 1996 from 1.5% in 1995. Other income, consisting primarily of interest income and vendor payment discounts, decreased from $298,000 in 1995 to $246,000 for 1996.

     Income tax expense increased $777,000 to $871,000 in 1996 from $94,000 in 1995. Income tax expense in 1996 was approximately 31%, which was lower than the statutory rate, because of the availability of research and development credits. Management currently anticipates its effective income tax rate for 1997 will be approximately 36%.

     Net income increased by $1.1 million, or 129.8%, to $1.9 million in 1996 from $843,000 in 1995. Net income increased as a percentage of net sales to 3.8% in 1996 from 2.0% in 1995. Earnings per share increased $0.25 per share, or 131.6%, to $0.44 in 1996 from $0.19 in 1995.

YEAR ENDED 1995 COMPARED TO YEAR ENDED 1994

     Net sales increased by $21.4 million, or 103.4%, to $42.1 million in 1995 from $20.7 million in 1994. This increase resulted primarily from the distribution of a greater number of catalogs and other advertising media, increased page count of the catalogs and a greater number of products offered. Increased sales were also attributable to improved response rates. Personalized paper product sales increased by approximately $13.5 million, or 89%, to $28.6 million in 1995 from $15.1 million in 1994 and decreased as a percentage of total sales from 74% in 1994 to 65% in 1995.

     Gross profit increased by $10.5 million, or 112.9%, to $19.9 million in 1995 from $9.3 million in 1994. Gross profit increased as a percentage of net sales to 47.1% in 1995 from 45.0% in 1994. The increase in gross profit as a percentage of net sales occurred primarily because of improved efficiencies of operations, increased sales of paper products (which have substantially higher margins than other merchandise) and higher sales over which to spread fixed costs. The increase would have been larger had it not been for difficulties in 1995 related to the implementation of new software and systems to perform order fulfillment, inventory control and related functions. In both 1995 and 1994, personalized paper product costs were less than 15% of sales price compared to other non-personalized products whose costs were in excess of 30% of sales price.

     Selling, general and administrative expense increased $11.3 million, or 142.9%, to $19.2 million in 1995 from $7.9 million in 1994. Selling, general and administrative expense increased as a percentage of net sales to

45.6% in 1995 from 38.2% in 1994. The increase resulted primarily from the distribution of a greater number of catalogs and other advertising materials to prospects and increased paper and postage costs related to catalog preparation and distribution.

     Operating income decreased by $765,000, or 54.6%, to $638,000 in 1995 from $1.4 million in 1994. Operating income decreased as a percentage of net sales to 1.5% in 1995 from 6.8% in 1994. Other income, consisting primarily of interest income and vendor payment discounts, increased from $87,000 in 1994 to $298,000 in 1995.

     Income tax expense increased $94,000 in 1995 from zero in 1994. Income tax expense in 1995 was approximately 10%, which was lower than the statutory rate, due to the availability for book purposes of valuation allowances for deferred tax assets, all of which were utilized in 1995. No income tax expense was recorded in 1994 due to the availability of net operating loss carry-forwards.

     Net income decreased by $648,000, or 43.2%, to $843,000 in 1995 from $1.5 million in 1994. Net income decreased as a percentage of net sales to 2.0% in 1995 from 7.2% in 1994. Earnings per share decreased $0.15, or 44.1%, to $0.19 in 1995 from $0.34 in 1994.

QUARTERLY AND SEASONAL FLUCTUATIONS

     Company sales have certain seasonal fluctuations that primarily relate to the purchasing patterns of individual consumers and increased distribution of catalogs. These patterns tend to concentrate sales in the fourth quarter. In 1994, 1995 and 1996, approximately 40%, 39% and 41% of net sales occurred in the last three months of the year, respectively. Consequently, net income in the first three quarters compared to the fourth quarter has historically been lower as a percentage of net sales since administrative and certain operating expenses remain relatively constant during the year. During the last three years, prices for the Company's products have not increased significantly.

     The following table contains selected unaudited quarterly financial data for 1995 and 1996 and for the first three months of 1997. The unaudited information has been prepared on the same basis as the audited financial statements appearing elsewhere in this Prospectus and includes all normal recurring adjustments necessary to present fairly, in all material respects, the information set forth therein.

                                                                     QUARTER ENDED
                      -----------------------------------------------------------------------------------------------------------
                                          1995                                             1996                           1997
                      ---------------------------------------------    ---------------------------------------------    ---------
                      MAR. 31,    JUNE 30,    SEPT. 30,    DEC. 31,    MAR. 31,    JUNE 30,    SEPT. 30,    DEC. 31,    MAR. 31,
                        1995        1995        1995         1995        1996        1996        1996         1996        1997
                      --------    --------    ---------    --------    --------    --------    ---------    --------    ---------
                      (IN THOUSANDS EXCEPT PER SHARE DATA)
Net sales..........    $8,100      $9,491      $ 8,307     $ 16,249    $11,584      $9,000      $ 9,800     $ 20,742     $15,952
Operating costs and
  expenses Cost of
  product and
  delivery.........     4,151       4,530        4,460        9,145      5,941       4,907        5,119       10,867       7,959
  Selling, general
    and
  administrative...     3,658       4,769        4,129        6,667      5,380       4,438        4,423        7,489       7,042
                       ------      ------       ------      -------    -------      ------       ------     --------     -------
Operating income
  (loss)...........       291         192         (282)         437        263        (344)         258        2,386         951
Other income,
  net..............        61          80           71           86        112          35           51           48         101
                       ------      ------       ------      -------    -------      ------       ------     --------     -------
Income (loss)
  before income
  taxes............       352         272         (211)         524        375        (310)         309        2,434       1,052
Provision (credit)
  for income
  taxes............       123          95          (74)         (50)       109         (90)          89          763         379
                       ------      ------       ------      -------    -------      ------       ------     --------     -------
Net income
  (loss)...........    $  229      $  177      $  (137)    $    574    $   266      $ (220)     $   220     $  1,671     $   673
                       ======      ======       ======      =======    =======      ======       ======     ========     =======
Earnings (loss) per
  share............    $ 0.05      $ 0.04      $ (0.03)    $   0.13    $  0.06      $(0.05)     $  0.05     $   0.38     $  0.15
                       ======      ======       ======      =======    =======      ======       ======     ========     =======
Weighted average
  number of common
  shares and common
  share equivalents
  outstanding......     4,386       4,391        4,412        4,428      4,442       4,441        4,437        4,446       4,482
                       ======      ======       ======      =======    =======      ======       ======     ========     =======

                                                                     QUARTER ENDED
                      -----------------------------------------------------------------------------------------------------------
                                          1995                                             1996                           1997
                      ---------------------------------------------    ---------------------------------------------    ---------
                      MAR. 31,    JUNE 30,    SEPT. 30,    DEC. 31,    MAR. 31,    JUNE 30,    SEPT. 30,    DEC. 31,    MAR. 31,
                        1995        1995        1995         1995        1996        1996        1996         1996        1997
                      --------    --------    ---------    --------    --------    --------    ---------    --------    ---------
                                                       (PERCENTAGE OF TOTAL NET SALES)
Net sales..........     100.0%      100.0%       100.0%       100.0%     100.0%      100.0%       100.0%       100.0%      100.0%
Operating costs and
  expenses Cost of
  product and
  delivery.........      51.2        47.7         53.7         56.3       51.3        54.5         52.3         52.4        49.9
  Selling, general
    and
    administrative.      45.2        50.3         49.7         41.0       46.4        49.3         45.1         36.1        44.1
                       ------      ------       ------      -------    -------      ------       ------        -----     -------
Operating income
  (loss)...........       3.6         2.0         (3.4)         2.7        2.3        (3.8)         2.6         11.5         6.0
Other income,
  net..............       0.7         0.9          0.9          0.5        0.9         0.4          0.5          0.2         0.6
                       ------      ------       ------      -------    -------      ------       ------        -----     -------
Income (loss)
  before income
  taxes............       4.3         2.9         (2.5)         3.2        3.2        (3.4)         3.1         11.7         6.6
Provision (credit)
  for income
  taxes............       1.5         1.0         (0.9)        (0.3)       0.9        (1.0)         0.9          3.7         2.4
                       ------      ------       ------      -------    -------      ------       ------        -----     -------
Net income
  (loss)...........       2.8%        1.9%        (1.6)%        3.5%       2.3%       (2.4)%        2.2%         8.0%        4.2%
                       ======      ======       ======      =======    =======      ======       ======        =====     =======

LIQUIDITY AND CAPITAL RESOURCES

     Since the Company was spun off from Wiland in 1992, the Company has funded its growth primarily through funds generated from operations and has not generally relied on external sources of financing.

     Cash and cash equivalents decreased by $3.1 million in the first quarter of 1997, increased by $3.1 million in 1996, decreased by $13,000 in 1995 and increased by $1.9 million in 1994. Activity in several significant areas had the greatest impact on cash and cash equivalents as described below.

     The increase in deferred advertising costs of $1.6 million in 1996 primarily related to the Company's incurring costs for significant portions of January 1997 catalogs in 1996 and increased catalog circulation in January 1997 as compared to the same period in 1996. The increase in deferred advertising costs of only $58,000 in 1995 primarily related to the distribution of January 1996 catalogs in early January as compared to distribution of January 1995 catalogs in late December of 1994. If the January 1996 Colorful Images(R) catalog had been distributed in December 1995, management believes deferred advertising costs and accounts payable in 1995 would have increased by approximately $1.0 million. Increased distribution of catalogs over 1993 levels was the primary reason for increased deferred advertising costs of $1.2 million in 1994 and increased accounts payable of $1.3 million. The increases of inventories of $1.6 million and $386,000 in 1995 and 1994, respectively, primarily related to increased sales. The decrease in accounts payable of $1.6 million in the first quarter of 1997 resulted primarily from the payment in early January 1997 for inventory and advertising cost purchased or incurred in the fourth quarter of 1996. The increase in accounts payable of $2.2 million in 1996 primarily related to the incurring of significant advertising costs for January 1997 mailings near the end of 1996 and timing of payments for inventory. The large increase in sales in the fourth quarter of 1995 was the primary reason for the $480,000 increase in customer liabilities (primarily unshipped customer orders and a reserve for future customer warranty costs and product returns). Net income of $673,000, $1.9 million, $843,000 and $1.5 million in the first quarter of 1997, and in 1996, 1995 and 1994, respectively, contributed significantly to increased cash in these periods.

     Significant items of use of cash during 1996, 1995 and 1994 were purchases of property and equipment of $377,000, $550,000 and $502,000, respectively. These purchases primarily related to computer equipment, order fulfillment equipment and furnishings acquisitions to accommodate the sales growth and expansion.

     The Company had $3.4 million of unencumbered cash and cash equivalents at March 31, 1997 and $6.4 million at December 31, 1996. Management believes that results of operations, continued operational planning review, funds from the Offering plus current cash balances will produce funds necessary to meet its anticipated working capital requirements for the current year. The Company is currently constructing a new facility on the approximately 139 acres of undeveloped land purchased in January 1997. The Company expects to use current cash balances and outside sources, most likely from a bank, to finance this construction on a portion of the property, at a total building and development cost of approximately $8.5 million (excluding land). The Company intends to hold the remaining land for sale or expansion.

     Significant items of investing activities during the first quarter of 1997 were purchases of property and equipment of $2.2 million and the use of $500,000 to collateralize a letter of credit. The purchases of property and equipment primarily related to the purchase of undeveloped land and certain costs of the new facility currently under construction on the property. The letter of credit relates to certain obligations generally expected to be resolved within one year, in connection with improvements to the building site.

     The Company has entered into a $3.7 million secured credit facility with Bank One, Colorado, N.A. ("Bank One"), bearing interest at a variable rate equal to Bank One's prime rate, currently 8.5%. The credit facility is secured by the Company's cash, inventories, accounts receivable and equipment. The Company must comply with certain financial and performance covenants contained in the credit facility, including a minimum current ratio, a minimum tangible net worth, a maximum total debt to equity ratio and a minimum debt service coverage ratio and maintenance of its primary accounts with the bank. At April 30, 1997, the Company was in compliance with all such covenants. Of the total facility, $700,000 may be used for furniture and equipment purchases and, until April 1998, amounts funded may be converted to a three year term note at a variable rate equal to Bank One's prime rate. The remaining $3 million of the credit facility is made up of two revolving lines of credit, $1 million for the purchase of paper to be used in future catalog mailings and $2 million for general working capital purposes. The revolving lines of credit expire in April 1998, at which time the Company anticipates being able to renew the arrangements, either through Bank One or another lending institution.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     The provisions of the Private Securities Litigation Reform Act of 1995 (the "Act") provide companies with a "safe harbor" when making forward-looking statements. This "safe harbor" encourages companies to provide prospective information without fear of litigation. Company statements that are not historical facts, including statements about management's expectations, beliefs, plans and objectives for 1997 and beyond, are forward-looking statements (as such term is defined in the Act) and involve various risks and uncertainties. Factors that could cause the Company's actual results to differ materially from management's projections, forecasts, estimates and expectations include, but are not limited to, the following: reliance on catalog operations in general, and on the Colorful Images(R) catalog in particular; potential inability to cost-effectively implement its growth strategy; dependence on paper products as a predominant product line; potential inability to effectively manage and develop its proprietary database; changes in postal rates or the costs of paper and printing; reliance on third parties for shipping; reliance on a limited number of key vendors; the Company's ability to complete construction of and transfer to the Company's new facilities by September 1997 at a time of the year when it historically has received a significant portion of its orders and related annual net sales; risk of disaster; potential disruptions in order processing or fulfillment; increased competitive activity and other competitive factors including name recognition and the Company's relative newness to the mail order catalog business; dependence on significant license rights and branded merchandise; dependence on key personnel; merchandise returns and refunds; quarterly and seasonal fluctuations; changes in the general economic conditions of the United States; changes in consumer spending generally or specifically with reference to the types of merchandise that the Company offers in its catalogs; and state tax issues relating to the taxation of out of state mail order companies. See "Risk Factors."

                                    BUSINESS

OVERVIEW

     Concepts Direct, Inc. (the "Company") is a direct marketer of personalized labels, paper products, collectibles, gift items, home decorative items and casual apparel (primarily t-shirts and caps) that are selected and designed based on the hobbies, interests and lifestyles of its target customers. The Company markets its merchandise primarily through its three current catalogs, Colorful Images(R), Linda Anderson(R), and Colorful Images Presents Impressions(R) ("Impressions"), which are mailed to prospects derived from rented and exchanged lists and names from its proprietary database. This database includes customers, gift recipients and catalog requestors and had grown to over 6,000,000 names at March 31, 1997, including approximately 1,800,000 customers who had purchased in the prior 12 months. The Company uses a disciplined, analytical approach to marketing and merchandising to target customers. The Company believes that this approach, together with its direct marketing expertise, merchandising capabilities and popular consumable products, have built brand identity and customer loyalty which will serve as a foundation for future growth.

     From 1988 to September 30, 1992, Company operations were conducted in the Consumer Products division of Wiland Services, Inc. ("Wiland"), a company that provided a variety of database management, list processing and marketing research services to the direct marketing industry. The Company's historical roots in Wiland, where several of the Company's senior executives developed their knowledge of the direct marketing industry, provided the foundation for the Company's list, database and results analysis expertise. Headquartered in Longmont, Colorado, the Company began independent operations under its name on September 30, 1992, as a result of a spin-off from Wiland in connection with Wiland's merger with Neodata Corporation.

INDUSTRY OVERVIEW

     The direct marketing industry has experienced significant growth over the past decade. According to the U.S. Census Bureau, the mail order industry accounted for $46 billion of the total $2.3 trillion retail market in 1995, up from $11 billion of the total $957 billion retail market in 1980. From 1985 to 1995, the total mail order sector surpassed other retail sectors in growth with a compound annual growth rate of 11.3% compared to 5.5% growth for the total retail trade market. The Company believes that this growth trend and relatively small current proportion of catalog sales to total retail sales will allow the catalog direct marketing industry opportunities to experience continued growth in the future. According to an industry trade magazine, each of the top ten largest North American consumer catalogs had a twelve month buyers list consisting of at least 2,200,000 names. As of March 31, 1997, the Company's proprietary database included approximately 1,800,000 names of customers who made purchases within the last twelve months.

BUSINESS STRATEGY

     The Company's goal is to create, build and operate multiple direct marketing concepts that profitably sell merchandise to a targeted customer base. Its principal strategies for achieving this goal are set forth below.

     Analytical Approach to Prospecting for New Customers. The Company's analytical approach to prospecting for new customers emphasizes list testing (for example, by mailing a catalog initially to only a small percentage of a rented or exchanged list) and segment analysis, adherence to list performance guidelines and recognition of the long-term value of a customer. A principal operating strategy of the Company is to prospect, primarily through the use of rented and exchanged lists, for new customers who can be added to its existing proprietary database. When prospects buy as a result of Company mailings, they are added to the proprietary database, increasing the number of customers available for future mailings.

     Effective Marketing to Proprietary Customer Database. The Company seeks to maximize the effective use of its proprietary database of over 6,000,000 names. In addition to the recency, frequency and monetary data typically used in database direct marketing, the Company also maintains information concerning the types and themes of merchandise purchased by its customers. This data provides insight into customer hobbies, interests and lifestyles, not only for Company mailings but also for list rental and exchange purposes. The use of this data, in conjunction with purchase history data such as latest order date and order size, helps the Company make niche selections from its database, offer products which are suited to the styles and tastes of its customers and develop new catalogs.

     Disciplined Approach to Merchandising. The Company employs a disciplined approach to selecting merchandise likely to generate purchases by its customers and prospects. The Company attempts to make merchandise selections that fit a market niche and price point rather than simply selecting items of general popularity in the retail market. Products offered are subject to "Ruthless Elimination" based on square inch and incremental contribution analysis that identifies products that do not achieve acceptable performance standards.

     Merchandise Assortments Created for Targeted Audiences. The Company seeks to create numerous product lines targeting the Company's primary audience of adult women. It then makes customer contact through its catalogs. Colorful Images(R) presents an assortment of mid to low price point merchandise primarily for women who are interested in personalized paper products (labels, note pads, cards, memo cubes, etc.), collectibles and gifts. Linda Anderson(R) typically offers higher price point gifts, home decorative items and casual apparel. The Impressions catalog presents personalized merchandise.

     Promotion of Repeat Purchases, Including Consumable Reorders, Increased Spending and Gift Giving. A strategy of the Company in creating Colorful Images(R) was to develop a line of consumable products which customers would subsequently re-order and supplement the consumables line with an assortment of other merchandise. Labels and paper products, which are a major segment of the Colorful Images(R) product line, are used at varying rates by different consumers, but all are subject to consumption and potential reorder. The other merchandise promotes gift giving and is intended to increase customer spending. The Company encourages repeat business from its customers by offering products which have met expectations in the past, testing new products and developing new catalogs.

     Excellent Catalog Shopping Experience. The Company attempts to provide a catalog shopping experience that achieves customer satisfaction through exclusive designs, popular licensed and branded merchandise, creative presentation, product quality and good service. The Company strives to provide friendly, knowledgeable telephone service, prompt fulfillment of orders and courteous resolution of customer complaints, including a "Satisfaction Guaranteed" exchange policy.

GROWTH STRATEGY

     The Company's growth strategy consists of the following principal components:

     Increase Catalog Circulation. The Company plans to expand total circulation of its catalogs within the parameters of its marketing strategy. The Company believes that its list testing strategy, evaluation of performance data and recognition of the long-term value of a new customer have been significant contributing factors to its historical success in expanding circulation, achieving acceptable overall response rates and enlarging its proprietary database. Total catalogs mailed has increased from approximately 14.5 million in 1993 to approximately 43.5 million in 1996 (excluding catalogs inserted in product shipments), a 44% compound annual growth rate. This increase in circulation has been a significant factor in the 47.5% compound annual net sales growth rate achieved during the same period. As its catalog titles and proprietary database expands, Concepts Direct plans to continue to increase catalog circulation.

     Expand Page Count and Merchandise Selection. As part of its growth strategy, the Company plans to further expand its catalogs by increasing and refining its merchandise selection. The Colorful Images(R) catalog, which began as a flyer offering only a few styles of personalized labels, increased to 104 pages during the fall 1996 season. This substantial expansion was achieved by adding more merchandise offerings, including many label styles, a variety of other paper products and an assortment of collectible, gift, home decorative and apparel items. This strategy has allowed the Company to assess the appeal of its merchandise offerings and attempt to offer merchandise tailored to the tastes of its customers and prospects. The Company plans to continue to expand the page count and merchandise selection of its existing catalogs as long as it believes results warrant.

     Introduce Complementary New Catalog Titles. The Company intends to leverage its proprietary database and understanding of product preferences of its primary audience by introducing new complementary catalog titles. For example, Colorful Images(R) and other Company catalogs have produced a database comprised in part of customers who collect figurines. The Company believes this provides an opportunity to launch a new catalog featuring a wide assortment of popular collectibles. In addition, many Company customers have purchased t-shirts from the Colorful Images(R) and other Company catalogs. Many of these shirts reflect customer personalities or interests. The Company plans to use this database segment as it develops a new catalog featuring primarily t-shirts and moderately priced casual apparel. In addition, the Company recently entered into a license agreement through September 2001 authorizing it to design, create and distribute a catalog consisting exclusively of merchandise featuring Snoopy(TM), Charlie Brown(TM) and the other PEANUTS(R) characters. The first PEANUTS(R) catalog is planned for distribution in the third or fourth quarter of 1997.

     Promote Merchandise Featuring Popular Licensed Characters and Brands. The Company offers personalized labels, collectibles, t-shirts and gift merchandise featuring popular licensed characters and brands. The Company has a license to use the PEANUTS(R) characters, including Snoopy(TM), Charlie Brown(TM), Woodstock(TM), Lucy(TM) and Linus(TM), on label products. It has also been granted licenses to feature popular collectibles such as Boyds Bears(R) and Dreamsicles(R) on its paper products. The Company also sells popular branded merchandise bearing the trademarks Coca-Cola(R), Warner Bros(R) and others. The Company has developed customer segments in its proprietary database who are interested in licensed or branded merchandise and plans to seek additional arrangements for such merchandise.

     Expand Facilities and Operational Capabilities. The Company has broken ground on a new facility designed to substantially increase the Company's current operational capacity, providing space for growth and allowing more efficient organization of operations and fulfillment functions. The Company believes that its computer software systems supporting customer service, order processing and other key activities are important to its direct marketing success. The Company plans to continue enhancing its systems to support the Company's growth plans. The Company is also seeking to improve its manufacturing and order fulfillment processes.

CURRENT CATALOGS AND OTHER MARKETING CHANNELS

     The Company currently markets its products primarily under three catalog titles:

     Colorful Images(R). Colorful Images(R) provides customers interesting means to express their hobbies, interests and lifestyles in their choice of personalized self-adhesive labels, paper products, collectibles, home decorative items, gift merchandise and t-shirts. The Company believes it has assembled one of the largest assortments of personalized labels available to consumers. A consumer may choose a floral design, an angel theme, a country look, a Victorian style, a Monet reproduction or a ballet dancing pig from among the more than 750 different labels offered. The Company also offers self-adhesive labels with popular licensed characters such as Snoopy(TM) and the other PEANUTS(R) characters, Boyds Bears(R) and Dreamsicles(R). The Company believes the depth and diversity of the Colorful Images(R) product assortment and its creative format have allowed it to establish a loyal segment of its customers who enjoy the catalog and have adopted Company products as their personal trademark. Price points in the Colorful Images(R) catalog generally range from $6.95 to $49.95, excluding shipping and handling.

     The Colorful Images(R) catalog is produced in separate versions for customers and prospects. The prospect version generally contains fewer pages and is typically limited to merchandise items which have been popular in past mailings to prospects. The customer version contains merchandise which has been popular in past mailings to customers, additional merchandise in existing categories and new merchandise that the Company wishes to test. The Company believes that creating separate catalogs with fewer pages for prospects than for customers is an effective technique to improve performance of the Colorful Images(R) catalog with both groups.

     As the Company's proprietary database has grown, the number of editions of its flagship catalog, Colorful Images(R), has increased from five (5) in 1994, to six (6) and seven (7) in 1995 and 1996. In addition, the Company has made and plans to continue making smaller mailings to niche segments of the proprietary database. The Company has experienced a steady increase in performance of the catalog based on mailings to the best 2 million customers with this group's revenue increasing by approximately 47% over the past three years.



                      Colorful Images(R) Best 2,000,000
                              Customers Analysis
             Consisting of the best performing customer segments
                         during the past three years.

Average RPM Index*

     Year            Average Revenue Per Thousand Index
     ----            ----------------------------------
1994 Catalogs                        1.0
1995 Catalogs                        1.31
1996 Catalogs                        1.47


*Revenue per thousand catalogs mailed. 1994 is base year index of 1.0


     The Company believes that Colorful Images(R) sales have improved as a result of a variety of factors, including its analytical approach to prospecting, increases in page count per catalog, improvement in catalog creative presentation, expansion of product lines and modifications in the merchandise mix. The Company reevaluates these factors prior to each new catalog edition, taking into account the most recent performance data available. Information contained in the Company's proprietary database, particularly product purchasing characteristics of its customers, is helpful in designing new catalogs. The Company believes its ability to evaluate performance data has contributed to improving response rates. The Company is exploring other methods of contacting Colorful Images(R) customers, including preferred customer clubs, seasonal catalog editions and special offers.

     Linda Anderson(R). Linda Anderson(R) offers an assortment of gifts, home decorative merchandise and casual apparel, generally at higher price points than Colorful Images(R) (typically ranging from $10.95 to $249.95, excluding shipping and handling).

     The Company's goal is for its catalogs to develop their own personalities and an affinity with customers who find the merchandise consistent with their tastes. The Company is positioning and refining the Linda Anderson(R) catalog as it accumulates new data from each mailing. Products for Linda Anderson(R) are selected and the creative presentation is designed to make Linda Anderson(R) attractive to the target audience.

     The most responsive customers for Linda Anderson(R) in past mailings have been recent previous buyers from the catalog. Certain Colorful Images(R) customers have also performed well for Linda Anderson(R), reinforcing the Company's belief that it can successfully launch new catalogs in part by using its proprietary database. As Colorful Images(R) continues to grow, some of the new customers it generates may also respond to the Linda Anderson(R) line of products.

                          Linda Anderson(R) Catalog
                  Results for Mailings To Selected Segments
                        Fourth Quarter, 1995 vs. 1996

                     1995 Quantity      1995 Average        1996 Quantity       1996 Average
  Segment                Mailed          RPM Index*            Mailed            RPM Index*
  -------            -------------     --------------       -------------      --------------
Linda Anderson(R)        13,248             1.0               22,562                1.6
Existing Customers

Colorful Images(R)      211,539             1.0              495,205                1.13
Customers

Outside Prospect        435,580             1.0              862,733                1.45
Homes

Total                   660,367             1.0            1,380,500                1.34

*Revenue per thousand catalogs mailed.  1995 is base year index of 1.0


     During the period from 1994 until the fall of 1996, the Company mailed three (3) test editions of the Linda Anderson(R) catalog. The fall 1996 edition produced a positive contribution to operating results. This result exceeded Company expectations despite the fact that several prospect lists were being used for Linda Anderson(R) for the first time. Based on this response, the Company plans to mail the Linda Anderson(R) catalog four (4) times in 1997.

     Colorful Images Presents Impressions(R). Impressions was introduced in the second quarter of 1996, offering various products such as coffee mugs, mouse pads, note pads, stationery and gift items, many of which were personalized products. The Impressions catalog relies heavily on the Colorful Images(R) customer base of merchandise buyers. The Company has now decided to offer only personalized products in Impressions and is attempting to develop a popular assortment of personalized merchandise which will not overlap with Colorful Images(R). Impressions had developed a small base of more than 12,000 customers at March 31, 1997 and, during the three-month period ended March 31, 1997, made a small positive contribution to operating results as an insert with Colorful Images(R) and Linda Anderson(R) product shipments. The Company plans to continue using Impressions as a package insert, test other distribution channels and conduct test mailings until a further rollout is justified.

     The latest edition of Impressions contains only 24 pages and offers only personalized merchandise. The Company expects page count to increase in future editions. Prices charged for Impressions products typically range from $5.95 to approximately $60.00, excluding shipping and handling. The Company plans at least one (1) new edition of Impressions in 1997.

     Other Marketing Channels. The Company also employs a variety of alternate media to generate sales for its Colorful Images(R) products. Alternate media includes primarily direct mail co-ops and advertisements in newspaper free standing inserts. During the first half of 1996, the Company used such media more extensively than in 1995. Results have been inconsistent and have varied by media type. In 1997, the Company expects to use alternate media somewhat more extensively than in 1996. The Company may gradually increase its circulation in such media if results warrant, but expects alternate media to account for less than 10% of net sales in 1997.

     The Company's two small retail outlets are used for inventory liquidation purposes and accounted for less than 1% of net sales in 1996. The Company has no immediate plans to open additional retail stores.

NEW CONCEPTS

     As part of its growth strategy, the Company continues to consider other direct marketing concepts that may justify additional catalogs featuring successful product lines from existing catalogs. The Company has identified several product lines which meet this standard and currently plans to test at least three (3) new catalogs during 1997. Specific timing for these catalogs will depend on when the Company believes each is ready for launch from a marketing, merchandise and operations standpoint.

     Linda Anderson's Collectibles(sm). The initial edition of this new catalog is scheduled for launch during the third quarter of 1997 and is expected to include at least 35 lines of collectible merchandise with over 300 individual items. The catalog will include information about collecting and may offer a club membership for customers who regularly purchase from the catalog. The Company has previously offered a more limited selection of collectibles lines in existing catalogs and has been pleased with the performance of these products. As a result, the Company's proprietary database contains a number of collectibles buyers. Linda Anderson's Collectibles(sm) will present a selection of collectibles from an assortment of recognized companies and established artists. The Company believes this proposed catalog should be attractive not only to collectors in the Company's proprietary database but also to collectors obtained through rented and exchanged lists.

     T-shirt Catalog. The Company has capitalized on the popularity of casual apparel by offering t-shirts, sweatshirts and a limited selection of caps, shorts and skirts in its Colorful Images(R), Linda Anderson(R) and Impressions catalogs. T-shirts with a humorous theme or which reflect the hobbies, interests and lifestyles of the consumer have been among the Company's best-selling products. The Company's proprietary database now contains a segment of such buyers. A new catalog will attempt to target this segment as well as prospects from rented and exchanged lists. This new catalog is scheduled for launch during the summer of 1997 and will contain over 250 different t-shirts, caps and other colorful, casual apparel items.

     PEANUTS(R) Catalog. The Company has recently entered into a license agreement with United Feature Syndicate, the licensing agent for Charles M. Schulz, the creator of the PEANUTS(R) comic strip, to design, create and distribute a catalog consisting exclusively of merchandise featuring Snoopy(TM), Charlie Brown(TM) and the other PEANUTS(R) characters. Since September 1996, the Company has had a license to feature PEANUTS(R) characters on personalized label products. The characters have proven to be a popular addition to the Colorful Images(R) product line. As a result of this arrangement, and in conjunction with other merchandise featuring the PEANUTS(R) characters sold by the Company in its Colorful Images(R) and Linda Anderson(R) catalogs, the Company has information in its proprietary database on previous buyers of PEANUTS(R) merchandise.

     A title for the new PEANUTS(R) catalog has not yet been finalized. The Company plans to develop and circulate the first edition of the new PEANUTS(R) catalog in the third or fourth quarter of 1997 offering merchandise manufactured by vendors authorized by United Feature Syndicate. In addition, the Company has the right to design and manufacture exclusive merchandise for inclusion in the catalog, subject to approval of particular merchandise by the licensor. The Company will pay a royalty on sales generated by the catalog. The Company plans multiple editions of the catalog each year, although actual distributions will depend on results. The Company plans to mail the catalog to names from its proprietary database and to prospects on rented and exchanged lists. In addition, the Company plans to distribute the new PEANUTS(R) catalog as an insert in its product shipments. Prospects who purchase merchandise from the PEANUTS(R) catalog will be added to the Company's proprietary database.

     Business-to-Business Catalog. The Company is evaluating the business/home office market and developing a plan to launch a new catalog to serve this market by offering a diverse line of paper and other business-oriented products. Such a catalog should benefit from the Company's knowledge of paper products and their distribution through Colorful Images(R), the Company's existing vendor relationships, its existing paper products manufacturing expertise and its ability to target this market using marketing techniques already in place. While there is a significant established direct market for products similar to those the Company is considering, the Company believes it can bring a fresh design approach to products in this market. The Company also believes that this market may be receptive to complementary, nonpaper merchandise lines. Planning is proceeding but the Company has neither established a firm date to test this concept nor made a final decision to go forward with a business and home office catalog.

     Investment in a New Catalog Launch. The cost of launching a new catalog varies substantially depending on factors such as research and creative design, size of the test catalog (in pages and in number of products offered), number of test catalogs circulated and the amount of test inventory purchased. Risks are associated with each test and a new catalog and tests may continue until the catalog provides a positive contribution or the Company decides to discontinue its efforts. Ultimately, the amount of investment in a new launch depends primarily on the number and scale of tests conducted. The Company has budgeted less than $1.6 million, including inventory, to conduct the initial test of the Linda Anderson's Collectibles,(SM)t-shirt and PEANUTS(R) catalogs.

DEVELOPMENT OF CUSTOMER BASE AND MARKETING

     Proprietary Database. The Company's proprietary database stores information on each customer. The information is derived primarily from customer transactions and is updated as new transactions are recorded. The Company relies on prospect mailings to rented and exchanged mailing lists obtained from mail order companies, magazine publishers and other sources. New customers are also obtained as a result of alternate media advertising such as newspaper inserts and co-op mailings. The use of these sources has been and is expected to continue to be a component of the Company's efforts to obtain new customers and add them to the proprietary database. During 1996, the Company mailed over 43.5 million copies of three different catalog titles (excluding catalogs inserted in product shipments), of which over half were mailed to prospective customers.

     At March 31, 1997, the Company's proprietary database contained information on over 6,000,000 customers, catalog requesters and gift recipients. Approximately 1,600,000 customers placed orders with the Company during the 12 months ended December 31, 1996, compared to approximately 800,000 for the 12 months ended December 31, 1994, a compound annual growth rate of 41.4%. The active customer count increased to approximately 1,800,000 at March 31, 1997. According to an industry trade magazine, each of the top ten largest North American consumer catalogs had a twelve month buyers list consisting of at least 2,200,000 names.

                  ACTIVE CUSTOMERS IN PROPRIETARY DATABASE(1)



        DATE                            ACTIVE CUSTOMERS IN DATABASE
        ----                            ----------------------------

      12/31/94                                    804,000
      12/31/95                                  1,362,000
      12/31/96                                  1,644,000
       3/31/97                                  1,807,000



(1) "Active customers" is defined as database records on customers who have purchased merchandise from the Company one or more times within the 12 months preceding the end of the period indicated.


     In recent years, the Company has not mailed a single offer to its entire proprietary database. For each customer mailing the Company seeks to select names it believes are likely to respond to the offer at an acceptable rate. The Company's database system, selection methodologies and outside services help the Company segment its proprietary database according to certain variables and analyze each segment's performance. The Company believes that its ability to analyze its database and select recipients for a particular direct marketing campaign are critical components of its success. The Company utilizes various indicators, such as frequency and size of order, date of last order, and style and theme of products purchased to target its catalog mailings.

     Marketing Objectives. The Company's marketing programs are designed to attract new customers and generate additional sales from existing customers. Attracting new customers is principally accomplished through prospecting using mailings to individuals identified through rented and exchanged mailing lists. Generating additional sales from existing customers requires expanding and improving the merchandise mix, improving creative presentation, mailing based on customers' past purchase histories and launching new offers which prove to be popular with customers.

     The Company's Customers. Information provided to the Company by independent sources indicates that a large segment of the Company's customers are women between the ages of 35 and 54. The Company believes that one of the strengths of its product line is its general appeal to many women.

     Prospecting for New Customers; Growth of Mailing List. The Company exchanges lists with and rents lists from other direct marketers in order to gain new customers. The Company also uses alternate media such as newspaper inserts and co-op mail to prospect for new customers. Prospects receive a catalog or other direct marketing offer tailored to what the Company believes to be their merchandise tastes and preferences based on available data. Product and media performance are analyzed based on profitability. Product continuation and media utilization are determined based on these analyses.

     To effectively use outside mailing lists, the Company evaluates list profiles provided by list brokers and uses analytical tools. Multivariate regression analysis, profile analysis, geographic analysis, predictive modeling and cooperative databases are being used in a limited number of cases and are expected to become more important in the Company's analysis of outside lists.

     Customer Clubs and Other Programs. Beginning in 1996, the Company introduced the Colorful Images(R) Preferred Customer Club. An initial one year free membership was given to a segment of the proprietary database in a special mailing which announced the club and described benefits. Orders produced by that initial mailing were above expectations. The Company is now selling memberships which provide discounts to club members. In addition, the Company may produce special seasonal catalogs and "Thank You", "Welcome", "Mover" or other packages to increase customer loyalty and average annual spending by current customers.

     Encouraging Gift Giving. The Company offers a selection of low cost items with the goal that its customers will purchase them as gifts. The Company encourages gift giving by providing a gift section on certain order forms. Gift recipients are added to the proprietary database and are sent offers from the Company.

MERCHANDISING

     Merchandise Mix. The Company initially offered only personalized labels, but has steadily increased its breadth of paper products to over 900 different styles and themes, including over 750 personalized label choices. This assortment allows Colorful Images(R) to appeal to a diverse group of customers. Other Colorful Images(R) products include t-shirts, collectible figurines and other products. Linda Anderson(R) presents a variety of gift items, home decorative items, casual sweaters and sweatshirts. Impressions presents a collection of personalized gift items. The Company's planned new catalogs, Linda Anderson's Collectibles(sm) and the t-shirt catalog, are being designed as more specialized catalogs offering a wider selection for some of the Company's popular product lines.

     New Products. The Company believes that "new" sells. New merchandise regularly incorporated into existing catalogs helps to keep catalogs interesting to customers who see them frequently. "New" may also allow the Company to take advantage of popular trends in consumer preferences. The Company attempts to add new merchandise and believes that doing so in the past has been an important part of improved response.

     Exclusive Merchandise. Some of the paper products offered in Colorful Images(R) are proprietary designs developed by the Company's in-house art department and freelance artists. The Company is also in the early stages of working with vendors to create other merchandise exclusive to the Company. The Company believes its efforts to be a sole source supplier for certain products, particularly consumables, offer it a competitive advantage and an increased likelihood of repeat business.

     Merchandise Sourcing and Vendor Relationships. The Company purchased its merchandise from approximately 400 vendors in 1996. The Company's merchandise acquisition strategy emphasizes relationships with domestic vendors, including domestic representatives of foreign manufacturers, to facilitate inventory management processes by providing acceptable quality control and turnaround times for merchandise reorders. In 1996, over 99% of the Company's merchandise was either manufactured in the United States or ordered from domestic representatives of foreign firms. The Company believes that its vendor relationships are generally excellent. No single vendor accounted for more than 15% of total merchandise purchases in 1996.

CUSTOMER SERVICE

     The Company seeks to emphasize customer service from the initial contact through ultimate order fulfillment and, if necessary, merchandise return or exchange.

     Call Center. The Company staffs a call center that can be contacted through its toll-free telephone numbers 24 hours a day, seven days a week to place orders, request a catalog or inquire concerning order status. During 1996, approximately 40% of the Company's orders were received by telephone with the remaining 60% of its orders received by mail or facsimile.

     Order Entry. The Company uses a system that allows its staff to accomplish on-line entry of telephone, mail or facsimile orders. This transaction processing system supports mail and telephone orders, credit authorization, order processing, distribution and shipment. Company personnel process orders directly into the on-line system which provides, among other things, customer history information, merchandise availability information and merchandise specifications. The Company attempts to have telephone agents who are knowledgeable in key merchandise features and have access to samples, which enable them to answer inquiries from customers. On average, the Company completes typical telephone orders in two to four minutes. Customers must pay telephone and facsimile orders with a major credit card. Credit cards, checks or money orders are accepted with mail orders. All credit charges are preauthorized prior to shipment.

     Order Fulfillment. After a customer's order is entered in the system, orders are processed, picked, packed and shipped (or, in a small percentage of cases, forwarded to a drop shipper). Merchandise, quantity and ship date are entered into the proprietary database. In-stock items typically are shipped within one to ten days of order entry depending on the items ordered and workload.

     The Company attempts to adjust the number of employees to meet variable demand levels, particularly during the peak fourth quarter selling season. The Company's ability to fulfill orders on a timely basis, especially during the fourth quarter holiday season, is important to the Company's operations. This ability depends in part on the availability of employees who have adequate training and the efficiency of the Company's telephone call center. In 1996, the Company shipped approximately 2.4 million packages, approximately 60% of which were sent by standard class mail through the U.S. Postal Service and the balance by other carriers. Priority or express service is available for an extra charge.

     The Company's order backlog was approximately $468,000 as of December 31, 1995 and $422,000 as of December 31, 1996. Orders represented by this backlog are normally shipped within approximately ten days. Difficulty in implementing software systems to perform order fulfillment and related functions resulted in delayed shipments and correspondingly high backlog during the last half of 1995. During the fourth quarter of 1996, the new software met management's expectations and processed actual sales which exceeded Company projections. However, as a result of Company sales exceeding projections, the Company had a shortage of personnel to process orders, leading temporarily to high backlogs.

     Employee Training. The Company has established an employee training program conducted by a full time trainer. To date, training programs have been primarily associated with the call center, order entry and customer service functions. The Company intends to provide for two classrooms in its new facility currently under construction and plans to increase the scope and depth of its training programs.

     Return Policy. The Company has a return policy intended to assure customer satisfaction and to encourage first time and repeat orders. The retail value of refunds and merchandise replacements issued under the returns policy in 1996 was approximately 5.8% of net sales. If returned merchandise cannot be restocked it is returned to the manufacturer, held for disposal in inventory liquidation processes or discarded. Product and order problem inquiries are directed to customer service personnel who are trained to resolve customer issues.

INFORMATION SYSTEMS AND TECHNOLOGY

     The Company currently uses an internally developed order processing system. This system is used for order entry and fulfillment tasks, the recording of orders, credit authorization, order processing, shipment, inventory control, management information and related functions.

     All of the Company's order fulfillment systems are located at its Longmont, Colorado facility. The Company's main hardware platforms are manufactured by Xerox Corporation and Data General Corporation. The Company expects to change and add computer hardware prior to the time it moves to its new facility and anticipates that these additions should accommodate the Company's near-term growth strategy. These changes and additions, in combination with expiring leases, are expected to result in a small decrease in monthly expenses.

     Prior to installation of the new software in August 1995, the Company had used various licensed computer software packages to perform order fulfillment, inventory control and related functions. The new software uses Oracle as the primary software platform. Certain difficulties were experienced with the fall 1995 software implementation. These difficulties delayed customer shipments and related sales recognition in 1995. The Company believes that those software problems have been substantially corrected, and the software met management's expectations in 1996. Company personnel are working on further improvements to the software.

MATERIALS AND INVENTORY

     In 1996 the Company purchased over 95% of its materials and product inventory from domestic manufacturers, importers and domestic representatives of foreign manufacturers. Purchase arrangements with suppliers are generally for a specified product, price and quantity of product. While the Company purchases its base paper stock for most of its personalized labels from one primary vendor, management believes alternative vendors are available, if needed. The material used in the production of the Company's catalogs is available from many different sources.

     The Company spends significant amounts on paper used in the production of its catalogs and paper products. The cost of paper fluctuates. In the first half of 1996, the cost of paper the Company used to produce its catalogs was higher than in previous periods. Accordingly, the Company's cost of doing business increased. Unit cost of such paper declined during the latter part of 1996, which was reflected in lower costs as a percentage of net sales.

     Except for a few specialized items which are drop shipped directly from suppliers, the Company maintains an inventory of products it sells. Based on analysis of past catalog mailings, evaluation of probable customer buying patterns and projections for new products, the Company believes it has been able to plan its inventory needs without the necessity of committing an excessive amount of working capital. Furthermore, the Company believes its gross margins on paper products have tended to minimize the inventory required for a given dollar sales volume. If the Company's merchandise mix changes, additional capital may be required for larger inventories. The Company's collectibles, gift, home decorative and apparel inventory liquidation processes include product exchange agreements with vendors, sale of products through its small retail outlets and discarding of some items.

COMPETITION

     Direct marketing is highly competitive. Thousands of companies offer products via catalog, direct mail, newspaper inserts, television and other media. The Company competes on the basis of the quality, diversity and price of merchandise offered and customer service.

     Management believes that, although many companies offer personalized labels, there are only a few companies that offer a broad variety of personalized labels comparable to that sold by the Company, which the Company believes is a competitive advantage. The Company's other merchandise product lines face even greater competition in the marketplace than the Company's paper products. A substantial number of competitors distribute catalogs that offer the merchandise categories contained in the Company's catalogs. In addition, certain of the merchandise sold in the Company's catalogs is available through retail stores and other sources.

     Certain of the Company's current and potential competitors have significantly greater development, order fulfillment, marketing and capital resources and name recognition than the Company. See "Risk Factors -- Competition."

EMPLOYEES

     As of December 31, 1996, the Company had approximately 479 employees, 265 of whom were part-time. Of the 214 full-time employees, 14 supported information technology, 11 supported creative and marketing functions, 170 supported operations and 19 supported other functions. None of the employees are covered by collective bargaining agreements. The Company considers its relationship with its employees to be generally good.

PROPERTIES

     The Company's corporate headquarters, administrative offices and operations are located in Longmont, Colorado, approximately 40 miles from downtown Denver. While the Company believes that the facilities it occupies are well maintained and in good operating condition, the Company is crowded in the current facility. In January 1997, the Company purchased 139 acres of undeveloped land in Longmont, Colorado, and a new facility which is substantially larger than its current facility is currently being constructed on approximately 11 of the 139 acres. The Company intends to hold the remaining land for sale or expansion. The new building is intended to house production, administrative and warehouse functions. The Company plans to move into this facility by September 1997. If the Company is not able to relocate by the end of August 1997, the Company will need to either extend the lease of its existing headquarters and lease temporary space or make alternative arrangements in order to accommodate anticipated fourth quarter volume. The landlord of the current facility has verbally indicated that it will cooperate if a suitable replacement tenant has not been located and the

Company needs to extend its current lease. The landlord, to date, has not been willing to sign an extension option. If construction of the new facility is late and the current landlord will not agree to a lease extension, a significant dispute or business disruption may occur. In addition, the Company also leases temporary warehouse space from time to time.

     The following table sets forth the primary real property which the Company owns and leases.

                                                   LEASE            1997
    LOCATION               FUNCTION             EXPIRATION          RENT       SQUARE FEET
-----------------    --------------------     ---------------     --------     -----------
Longmont, CO         New Headquarters         Owned               Owned          117,000(1)
Longmont, CO(2)      Current Headquarters     August 31, 1997     $306,000(3)     58,064
Longmont, CO         Retail Outlet            August 30, 1997     $ 15,600         1,700
Cheyenne, WY         Retail Outlet            October 1, 1997     $  9,200         1,100
Longmont, CO(2)      Warehouse Space          August 31, 1997     $ 30,000(3)     10,000

---------------

(1) Currently under construction

(2) To be vacated on completion of the move to the new facility currently under construction

(3) January 1, 1997 -- August 31, 1997

LICENSING AND SERVICE MARKS

     The Company has federally registered the service marks used for each of its three existing catalogs. The Company anticipates that it will seek registration of the service marks used for catalogs that it develops in the future.

     The Company has developed certain artwork used in its labels and other products. In addition, the Company has purchased or licensed rights to certain artwork from third parties, generally for a period of at least five years. Certain rights are also licensed on a royalty basis, including PEANUTS(R), The Boyds Collection Ltd.(R), Dreamsicles(R) and others.

     The Company has recently entered into a license agreement with United Feature Syndicate, the licensing agent for Charles M. Schulz, the creator of the PEANUTS(R) comic strip, to design, create and distribute a catalog consisting exclusively of merchandise featuring the PEANUTS(R) characters. The first PEANUTS(R) catalog is planned for distribution in the third or fourth quarter of 1997. The license agreement will terminate on September 30, 2001 unless earlier terminated by United Feature Syndicate in the event (i) the Company breaches any of its material obligations under the agreement, (ii) of certain bankruptcy or insolvency matters involving the Company, (iii) the Company does not meet certain prescribed levels of retail sales of the licensed products, (iv) the Company does not meet prescribed catalog circulation guidelines for the PEANUTS(R) catalog or (v) the Company does not distribute the first issue of the catalog by November 15, 1997. If the new catalog is successful, failure to renew this agreement or any early termination thereof could have a material adverse impact on the Company's business.

     From time to time, the Company sells brand name products supplied by vendors who license rights to the trade names and trademarks associated with the products. The Company generally relies on representations and assurances from vendors regarding these rights. In the past, third parties have asserted that the Company has offered products in violation of the intellectual property rights of others. In certain instances, the Company ceased selling those products as a result of such assertions. To date, the Company has not agreed to pay, or been required to pay, any damages as a result of such claims. The Company's procedures for determining whether third parties have rights with respect to any particular product are limited and may not always reveal all rights of others.

GOVERNMENT REGULATIONS; STATE SALES TAXES

     The Company must comply with Federal, state and local laws that affect its business. In particular, the Company is subject to Federal Trade Commission regulations governing the Company's advertising and trade practices, including the merchandise Mail Order Rule and related regulations, which require that mail order merchants ship goods within the time promised or within a reasonable time, or else offer the consumer a refund.

     The Company has historically collected and remitted sales and similar taxes only in those states in which it operates a location. In recent years a number of states have asserted that advertising by a corporation within their borders provides sufficient nexus to require the collection and remittance of such taxes. In a decision rendered on May 26, 1992, the United States Supreme Court held that application of North Dakota's use tax statute against an out-of-state mail order firm with neither sales representatives nor outlets in the state placed an unconstitutional burden on interstate commerce. However, the Court also noted that Congress may be better equipped to resolve the issue presented by the case. If Congress should pass legislation supporting the states' taxing authority, it could have a negative impact on the financial condition and results of operations of the Company. The actual impact would depend on the specifics of any such legislation.

     Some states also require residents of the state who purchase products by mail order to remit to the state the state sales tax that would be collected by the merchant if the product was sold from a location within the state. To date, this type of legislation has not had a material impact on the Company's business.

LEGAL PROCEEDINGS

     The Company is engaged in claims and litigation that arise in the ordinary course of business, none of which management believes to be material.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN KEY EMPLOYEES

     The following table sets forth certain information concerning each of the directors, executive officers and certain key employees of the Company as of March 31, 1997.

                                             YEARS WITH
DIRECTORS AND EXECUTIVE OFFICERS     AGE     COMPANY(1)                        POSITION
--------------------------------     ---     ----------     ----------------------------------------------
Phillip A. Wiland                    50          25         Chairman of the Board and Chief Executive
                                                            Officer
J. Michael Wolfe                     38          15         President and Chief Operating Officer
H. Franklin Marcus, Jr.              51          20         Secretary, Treasurer and Chief Financial
                                                            Officer
Michael T. Buoncristiano             55          17         Director
Robert L. Burrus, Jr.                62          12         Director
Stephen R. Polk                      41           9         Director
Phillip D. White, Ph.D.              50           9         Director

     CERTAIN KEY EMPLOYEES
--------------------------------
Julie G. Andresen                    40           7         Vice President, Creative Design
Thomas P. Murray                     35          10         Vice President, Marketing
R.C. Lloyd                           52           1         Vice President, Operations
Phillip A. Tobias                    43          22         Vice President, Information Technology
Vickie J. Slade                      39          10         Vice President, Merchandise
David H. Haddon                      38          12         Controller

---------------

(1) Includes years at Concepts Direct, Inc. and its predecessor, Wiland Services, Inc., either as an employee or as a director. Wiland Services, Inc. was acquired by Neodata Corporation in 1992.

DIRECTORS AND EXECUTIVE OFFICERS

     Phillip A. Wiland has served as Chairman of the Board of Directors and Chief Executive Officer of the Company since December 18, 1992. Mr. Wiland was President of the Company from September 30, 1992 until December 18, 1992. Mr. Wiland was President and Chief Executive Officer of Wiland Services, Inc. from 1971 to September 30, 1992.

     J. Michael Wolfe has served as President and Chief Operating Officer of the Company since December 18, 1992. Mr. Wolfe was Vice President of Wiland Services, Inc. from 1989 to 1992 and served as Vice President, Product Marketing of Wiland Services, Inc. from 1987 to 1989. Mr. Wolfe held other positions at Wiland Services, Inc. from 1981 to 1987.

     H. Franklin Marcus, Jr. has served as Secretary-Treasurer and Chief Financial Officer of the Company since September 30, 1992. Mr. Marcus served as Secretary-Treasurer of Wiland Services, Inc. from 1978 to 1992 and as Chief Financial Officer from 1989 to 1992.

     Michael T. Buoncristiano has served as a Director of the Company since 1992. Mr. Buoncristiano has been the President of AVANTI! Direct Marketing Services, Inc. since 1990. Mr. Buoncristiano served as Executive Vice President, Marketing of Wiland Services, Inc. from 1985 to 1990 and Vice President, Sales from 1979 to 1984.

     Robert L. Burrus, Jr. has served as a Director of the Company since 1992 and served as a Director of Wiland Services, Inc. from 1984 to 1992. He has served as Chairman of the law firm of McGuire, Woods, Battle & Boothe, L.L.P. since 1990. Mr. Burrus is also a Director of CSX Corporation, Heilig-Meyers Company, O'Sullivan Corporation, S&K Famous Brands, Inc. and Smithfield Foods, Inc.

     Stephen R. Polk has served as a Director of the Company since 1992 and served as a Director of Wiland Services, Inc. from 1987 to 1992. He has served as the Chairman of the Board and Chief Executive Officer of R.L. Polk & Co. since 1994. From 1990 to 1994, Mr. Polk served as the President of R.L. Polk & Co.

     Phillip D. White, Ph.D. has served as a Director of the Company since 1992 and served as a Director of Wiland Services, Inc. from 1987 to 1992. Dr. White is an Associate Professor and past Chairman of Marketing, College of Business and Administration, University of Colorado at Boulder (currently on leave). Dr. White has written and lectured extensively on marketing and, since 1996, has been the President of Phillip D. White & Associates, Inc.

CERTAIN KEY EMPLOYEES

     Julie G. Andresen has served as Vice President, Creative Design of the Company since 1993. Ms. Andresen served as Director, Creative Design from 1992 to 1993 and as Manager Creative Design of Wiland Services, Inc. from 1989 to 1992. Ms. Andresen was Project Coordinator with Knudsen Printing from 1988 to 1989 and Associate Manager of Graphic Design for Communications Art, Inc. from 1984 to 1985.

     Thomas P. Murray has served as Vice President, Marketing of the Company since 1995. He served as Product Manager with Neodata Corporation from 1994 to 1995 and Account Director with Neodata Corporation from 1992 to 1994. Mr. Murray served as Account Executive with Wiland Services, Inc. from 1989 to 1992 and held other positions at Wiland Services, Inc. from 1984 to 1989.

     R. C. Lloyd has served as Vice President, Operations of the Company since 1996. Mr. Lloyd was a Product Management Consultant during 1995 and served as General Manager of Neodata Corporation from 1992 to 1995. Mr. Lloyd was General Manager of Presort, Inc. from 1991 to 1992, Circulation Manager with Group Publishing from 1990 to 1991 and Manager of Administration with Ball Aerospace from 1984 to 1989.

     Phillip A. Tobias has served as Vice President, Information Technology of the Company since 1995. He was an Information Systems Architect with Neodata Corporation from 1992 to 1995. Mr. Tobias served as Vice President, Special Projects with Wiland Services, Inc. from 1989 to 1992 and held other positions at Wiland Services, Inc. from 1972 to 1989.

     Vickie J. Slade has served as Vice President, Merchandise of the Company since April 1997. Ms. Slade was Merchandise Manager from 1992 to April 1997. Ms. Slade was the Executive Assistant to the President with Wiland Services, Inc. from 1990 to 1992 and held other positions at Wiland Services, Inc. from 1986 to 1990.

     David H. Haddon has served as Controller of the Company since 1995. Mr. Haddon served as Senior Accounting Manager with the Company from 1992 to 1995, Senior Accounting Manager with Wiland Services, Inc. from 1990 to 1992 and Accounting Manager with Wiland Services, Inc. from 1984 to 1990. Mr. Haddon was formerly a Certified Public Accountant with Ernst & Young LLP.

COMMITTEES OF THE BOARD

     The standing committees of the Board of Directors include an Audit Committee and a Compensation and Nominations Committee.

     Messrs. Polk, White and Buoncristiano are the members of the Audit Committee, which met four times in 1996. The principal function of the Audit Committee is to oversee the performance of the Company's independent accountants. In this capacity, the Audit Committee recommends the firm to be engaged by the Company for independent auditing and reviews the overall scope and results of the annual audit. It also reviews, among other things, the functions and performance of the Company's internal accounting controls, the performance of nonaudit services, and changes in accounting policies.

     Messrs. Burrus, Polk, White and Buoncristiano are the members of the Compensation and Nominations Committee, which met two times in 1996. The principal functions of the Compensation and Nominations Committee are to review and set the direct and indirect compensation of the directors and officers of the Company, to administer the Company's incentive compensation and stock option plans and consider nominations for director made by stockholders of the Company. The Committee reviews the salaries and bonuses for all officers and certain other executives, recommends special benefits and perquisites for management, and consults with management regarding employee benefits and general personnel policies and recommends persons to be considered for election to the Board of Directors, membership on committees of the Board of Directors, and positions as executive officers of the Company.

COMPENSATION OF DIRECTORS

     The Company pays to each director who is not a Company employee an annual retainer of $4,000 and $500 for each meeting of the Board of Directors or any committee meeting of the Board of Directors attended. All directors are reimbursed for travel expenses incurred as a result of service on the Board of Directors.

     Directors who are not employees of the Company also receive awards under the 1992 Non-Employee Directors Stock Option Plan (the "1992 Plan"). Stock option grants under the 1992 Plan are automatic. Each eligible director of the Company on the effective date of the 1992 Plan, December 18, 1992, automatically received an option to purchase 6,000 shares of Common Stock (split adjusted). Each eligible director newly elected by the Company's stockholders on and after the effective date of the 1992 Plan automatically receives an option to purchase 6,000 shares on the date the director is elected by the stockholders. In addition, on the second anniversary of the date on which an eligible director receives his or her initial grant of an option, and biannually thereafter, each then eligible director will automatically receive an option to acquire an additional 4,000 shares of Common Stock (split adjusted). The number of shares of Common Stock currently reserved for issuance under the 1992 Plan is 80,000 (split adjusted). The exercise price of the options granted under the 1992 Plan is the fair market value of the Common Stock on the date of the option grant. Option grants under the 1992 Plan are exercisable in annual increments of 33.3% commencing one year following the date of grant.

     On December 18, 1996, the fourth anniversary date on which each eligible director received his initial grant of options, four non-employee members of the Board of Directors were automatically granted an aggregate of 16,000 stock options in accordance with the 1992 Plan, at an option price of $9.75 per share, the fair market value on the date of the grant.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Mr. Burrus, a member of the Compensation and Nominations Committee, is Chairman and partner of the law firm of McGuire, Woods, Battle & Boothe, L.L.P., which has served as general counsel to the Company since 1992 and previously served as general counsel to Wiland Services, Inc.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table sets forth, for the years ended December 31, 1994, 1995 and 1996, certain compensation awarded to, earned by, or paid to the Company's Chief Executive Officer and to the Company's other executive officers whose annual compensation exceeded $100,000 for the year ended December 31, 1996.

                                                                               LONG TERM
                                                                              COMPENSATION
                                                                                 AWARDS
                                                                              ------------
                           ANNUAL COMPENSATION                                 SECURITIES
-------------------------------------------------------------------------      UNDERLYING     ALL OTHER
                                          SALARY    BONUS    OTHER ANNUAL     OPTIONS/SARS   COMPENSATION
   NAME AND PRINCIPAL POSITION     YEAR     ($)      ($)     COMPENSATION         (#)           ($)(1)
---------------------------------  ----   -------   ------   ------------     ------------   ------------
Phillip A. Wiland,...............  1996   167,390   57,025        (2)                 0          3,939
  Chairman and Chief               1995   133,424   31,860        (2)                 0          3,403
  Executive Officer                1994   107,804   36,389        (2)            16,000          2,283
J. Michael Wolfe,................  1996   150,690   51,054        (2)                 0          2,709
  President and                    1995   131,597   30,654        (2)                 0          1,427
  Chief Operating Officer          1994   100,323   35,543        (2)            16,000          1,454
H. Franklin Marcus, Jr...........  1996    86,010   29,316        (2)                 0          2,173
  Chief Financial Officer and      1995    78,689   18,314        (2)                 0          2,147
  Secretary, Treasurer             1994    61,680   22,346        (2)             8,000          1,554

---------------

(1) These amounts were paid by the Company as matching contributions under the Company's Retirement Savings Plan.

(2) None of the named executive officers received Other Annual Compensation in excess of the lesser of $50,000 or 10% of combined salary and bonus for 1994, 1995 or 1996.

1992 EMPLOYEE STOCK OPTION PLAN

     The Company's 1992 Employee Stock Option Plan (the "Stock Option Plan") was adopted by the Board of Directors on December 18, 1992 and approved by the stockholders on July 30, 1993. Under the Stock Option Plan, 280,000 shares of Common Stock (split adjusted) have been authorized for issuance pursuant to incentive awards. Such incentive awards may be in the form of stock options, stock appreciation rights, restricted stock or incentive stock. All present and future employees of the Company who hold positions with management responsibilities are eligible to receive incentive awards under the Stock Option Plan, if specifically recommended by the Compensation and Nominations Committee of the Board of Directors and approved by the full Board. The Stock Option Plan is administered by the Compensation and Nominations Committee of the Board of Directors. As of May 20, 1997, options to purchase 240,000 shares were outstanding, of which options to purchase 19,000 shares were presently exercisable.

INCENTIVE COMPENSATION PLAN

     Since 1992, the Board of Directors of the Company has adopted an Incentive Compensation Plan each year to encourage certain employees to increase Company earnings steadily and significantly. Under these Incentive Compensation Plans, certain employees of the Company receive annual or quarterly incentive bonuses if the Company reaches certain earnings per share ("EPS") or return on average equity ("ROAE") thresholds. Depending upon the level of EPS and ROAE on quarter-to-quarter and year-to-date bases, eligible employees may receive cash bonuses equal to certain percentages of their base salary. To participate in an Incentive Compensation Plan, eligible employees must be an employee on the first business day and last calendar day of the period covered. These Incentive Compensation Plans are administered by the Compensation and Nominations Committee of the Board of Directors. The Company's 1997 Incentive Compensation Plan was adopted by the Board of Directors on December 7, 1996 and covers 16 employees.

OPTIONS/SAR EXERCISES AND YEAR-END VALUE TABLE

     The following table sets forth information concerning each exercise of stock options and SARs during the year ended December 31, 1996, and the year-end value of unexercised options and SARs, for each of the executive officers named in the Summary Compensation Table.

                    AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR, AND YEAR END OPTION/SAR VALUES
----------------------------------------------------------------------------------------------------------------------------
                                                                 NUMBER OF SECURITIES                    VALUE OF
                                                                UNDERLYING UNEXERCISED           UNEXERCISED IN-THE-MONEY
                                                                    OPTIONS/SARS AT                   OPTIONS/SARS AT
                                SHARES           VALUE                12/31/96(#)                     12/31/96(1)($)
                              ACQUIRED ON       REALIZED     -----------------------------     -----------------------------
           NAME               EXERCISE(#)         ($)        EXERCISABLE     UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE
--------------------------  ---------------     --------     -----------     -------------     -----------     -------------
Phillip A. Wiland.........         0                0           2,000            30,000          $18,345         $ 254,775
J. Michael Wolfe..........         0                0           4,000            44,000           36,690           383,810
H. Franklin Marcus, Jr....         0                0           2,000            22,000           18,345           191,905

---------------

(1) The value calculation is based on the market value of the underlying stock at year end, minus the exercise price.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On May 20, 1993, Mr. Wolfe, an executive officer of the Company, purchased 160,000 shares of Common Stock from the Company at the price of $.5625 per share. Mr. Wolfe made a down payment of $27,000 on the purchase and financed the remaining $63,000 by delivering to the Company a non-recourse installment note accruing interest at a rate of 5.5% per annum. The note provided that payment of interest must be made on a quarterly basis and that the principal be paid in four annual installments, each equal to 10% of the principal amount, commencing on May 1, 1994, with a balloon payment of the remaining balance on May 1, 1998. Mr. Wolfe pledged the entire 160,000 shares of Common Stock to the Company as collateral for the loan. Mr. Wolfe paid off the loan in full in 1996.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth information with respect to the Company's Common Stock beneficially owned as of May 20, 1997 by (i) each person known by the Company to be the beneficial owner of more than 5% of the shares of Common Stock, (ii) each selling stockholder, (iii) each director individually, (iv) each executive officer individually and (v) all executive officers and directors as a group. All shares have been adjusted to reflect the 2-for-1 stock split on March 31, 1997.

                                          BENEFICIAL OWNERSHIP                     BENEFICIAL OWNERSHIP
                                           BEFORE OFFERING(1)                         AFTER OFFERING
                                          ---------------------       NUMBER       ---------------------
                                           NUMBER                   OF SHARES       NUMBER
                  NAME                    OF SHARES     PERCENT     TO BE SOLD     OF SHARES     PERCENT
----------------------------------------  ---------     -------     ----------     ---------     -------
Phillip A. Wiland.......................  1,515,468(2)   35.47%       197,468      1,318,000      27.79%
1351 S. Sunset
Longmont, CO 80501
Michael T. Buoncristiano................     77,898(3)    1.82         32,500         43,898          *
450 7th Street, Suite LL8
Hoboken, NJ 07030
Robert L. Burrus, Jr....................      8,668          *              0          8,668          *
One James Center
Richmond, VA 23219
H. Franklin Marcus, Jr..................     85,196       1.99          6,000         79,196       1.67
1351 S. Sunset
Longmont, CO 80501
Phillip D. White, Ph.D..................    128,666(4)    3.01         34,000         94,666       2.00
200 Camden Place
Boulder, CO 80302
J. Michael Wolfe........................    188,528       4.41         12,528        176,000       3.71
1351 S. Sunset
Longmont, CO 80501
Stephen R. Polk.........................      8,666(7)       *              0          8,666          *
1155 Brewery Park Blvd.
Detroit, MI 48207
All Directors and.......................  2,013,090      47.12        282,496      1,729,094      36.45
  Executive Officers as a Group (7
     Persons)
Patricia Buoncristiano..................      1,000          *          1,000              0          *
450 7th Street, Suite LL8
Hoboken, NJ 07030
Louise A. Buoncristiano.................         --          *          1,500(5)           0          *
450 7th Street, Suite LL8
Hoboken, NJ 07030
5% OWNERS
Laifer Capital..........................    793,200(6)   18.57              0        793,200      16.72
  Management, Inc.
114 West 47th Street
New York, NY 10036
R.L. Polk & Co. ........................    843,600(7)   19.75        843,600              0          *
1155 Brewery Park Blvd.
Detroit, MI 48207

---------------

 *  Does not exceed 1% of the outstanding shares of the Company

(1) Except as described in footnotes (2), (3), (4), (5), (6) and (7) below, each individual has sole voting power and sole investment power with respect to the Common Stock set forth opposite his name. Includes, as to Mr. White 2,666 shares, as to Messrs. Buoncristiano and Burrus 1,334 shares, as to Messrs. Marcus and Wiland 2,000 shares, and as to Mr. Wolfe 4,000 shares of Common Stock, that could be acquired through exercise of stock options that are currently exercisable or will become exercisable within 60 days of the date of this Prospectus.

(2) Includes 1,497,968 shares owned in joint tenancy by Mr. Wiland and his wife, who share voting and investment power as to the shares, 12,900 shares held by Mr. Wiland as custodian for his minor children under the Uniform Gifts to Minors Act and for which Mr. Wiland has sole voting and investment power and 4,600 shares owned by Mr. Wiland's daughter and for which Mr. Wiland shares voting and investment power.

(3) Includes 71,564 shares owned by Mr. Buoncristiano, 4,000 shares held in an IRA in the name of Mr. Buoncristiano for which Mr. Buoncristiano has sole voting and investment power, and 1,000 shares held by Mr. Buoncristiano as custodian for his minor child under the Uniform Transfer to Minors Act and for which Mr. Buoncristiano has sole voting and investment power.

(4) Includes 10,000 shares owned by Dr. White and 106,000 shares held in an IRA in the name of Dr. White for which Dr. White has sole voting and investment power and 10,000 shares held by the Phillip D. White Family Limited Partnership for which Dr. White's wife has sole voting and investment power.

(5) Represents shares to be transferred from Michael T. Buoncristiano prior to the Offering.

(6) Ownership information is based on the Schedule 13D filed on May 19, 1997. According to this Schedule 13D, Laifer Capital Management, Inc. holds 552,200 shares with sole voting and dispositive power and 241,000 shares with shared dispositive power.

(7) Stephen R. Polk, a Director of the Company, is Chairman of the Board and Chief Executive Officer of R.L. Polk & Co., and may by virtue of these positions be deemed to share voting and investment power over shares owned by R.L. Polk & Co. Mr. Polk disclaims any such shared control of shares owned by R.L. Polk & Co.

                          DESCRIPTION OF CAPITAL STOCK

     The following description of the Company's capital stock is subject in all respects to the General Corporation Law of the State of Delaware ("Delaware GCL") and to the provisions of the Company's Amended and Restated Certificate of Incorporation ("Certificate of Incorporation") and Bylaws, which are exhibits to the Registration Statement.

GENERAL

     The Company's Certificate of Incorporation currently provides that the Company is authorized to issue 6,000,000 shares of Common Stock, par value $.10 per share. As of May 20, 1997, the Company had 4,252,882 shares of Common Stock outstanding. Upon completion of this Offering, there will be 4,724,286 shares of Common Stock outstanding. In addition, an aggregate of 328,666 shares of Common Stock are reserved for issuance under the 1992 Stock Option Plan and the 1992 Non-Employee Directors Stock Option Plan.

COMMON STOCK

     Holders of Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock will be entitled to share ratably in all assets remaining after payment of liabilities. The Company's Common Stock has no preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions in the Company's Certificate of Incorporation. The issued and outstanding shares of Common Stock are fully paid and nonassessable.

     Stockholders are entitled to one vote for each share of Common Stock held of record on all matters on which stockholders are entitled or permitted to vote. The Common Stock does not have cumulative voting rights. As a result, the holders of more than 50% of the shares of Common Stock voting for the election of directors can elect all the directors if they choose to do so, and in such event, the holders of the remaining shares of Common Stock will not be able to elect any other person or persons to the Board of Directors of the Company.

CERTAIN PROVISIONS OF DELAWARE LAW

     The Company is subject to Section 203 of the Delaware GCL. In general,
Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined) with a Delaware corporation for three years following the date such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares owned by persons who are both officers and directors of the corporation, and shares held by certain employee stock ownership plans); or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

LIMITATION ON LIABILITY AND BYLAW PROVISIONS

     The Company's Certificate of Incorporation provides that to the fullest extent permitted by the Delaware GCL, a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. Under the Delaware GCL, liability of a director may not be limited (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases, and (iv) for any transaction from which the director derives an improper personal benefit. The effect of this provision of the Company's Certificate of Incorporation is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (iv) above. This provision does not limit or eliminate the rights of the Company or any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, the Company's Bylaws provide that it shall indemnify its directors, officers, employees and agents to the fullest extent permitted by the Delaware GCL.

     The Company's Bylaws provide that the number of directors will be fixed from time to time by the Board of Directors. The number of directors is currently fixed at five.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is Norwest Bank Minnesota, N.A., 161 North Concord Exchange, South St. Paul, Minnesota, 55075.

                                  UNDERWRITING

     Subject to the terms and certain conditions of the Underwriting Agreement (the "Underwriting Agreement"), the underwriters named below (the "Underwriters"), for whom EVEREN Securities, Inc. and Scott & Stringfellow, Inc. are acting as representatives (the "Representatives"), have severally agreed to purchase an aggregate of 1,600,000 shares of Common Stock from the Company and the Selling Stockholders. The number of shares of Common Stock that each Underwriter has agreed to purchase is set forth opposite its name below.

                                 UNDERWRITER                           NUMBER OF SHARES
        -------------------------------------------------------------  ----------------
        EVEREN Securities, Inc.......................................
        Scott & Stringfellow, Inc....................................
                                                                           ---------
                  Total..............................................      1,600,000
                                                                           =========

     The Underwriting Agreement provides that the obligations of the several Underwriters who are parties thereunder are subject to certain conditions. If any of the shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all such shares of Common Stock (other than the shares of Common Stock covered by the over-allotment option described below) must be so purchased.

     The Company has been advised by the Representatives that the Underwriters propose to offer the Common Stock to the public initially at the price to the public set forth on the cover page of this Prospectus and to certain dealers at
such price less a concession not to exceed $     per share. The Underwriters may
allow, and such dealers may re-allow, discounts not to exceed $     per share to
certain other dealers. After the initial public offering of the shares of Common Stock, the public offering price and the other selling terms may be changed by the Representatives.

     The Company has granted to the Underwriters an option to purchase up to an aggregate of 240,000 additional shares of Common Stock at the price to the public set forth on the cover page of this Prospectus, less underwriting discounts and commissions, solely to cover over-allotments, if any. Such option may be exercised at any time until 30 days after the date of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase a number of option shares proportionate to such Underwriter's initial commitment as indicated in the preceding table.

     The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     The public offering price for the Common Stock set forth on the cover page of this Prospectus was determined by negotiations among the Company and the Representatives. The factors considered in determining the public offering price include the information set forth in this Prospectus and otherwise available to the Representatives, the trading history of the Common Stock on the Nasdaq SmallCap Market, the history of and prospects for the industry in which the Company competes, the ability of the Company's management, the past and present operations of the Company, the historical results of the operations of the Company, the prospects for future earnings of the Company, the general condition of the securities market at the time of this offering and the recent market prices of securities of generally comparable companies. Prior to this offering, trading in the Company's Common Stock has been quite limited. There can be no assurance as to the liquidity of any market that may develop for the Common Stock or the ability of holders to sell their Common Stock, nor can there be any assurance that the price at which holders are able to sell their Common Stock will not be lower than the price at which the Common Stock is sold to the public by the Underwriters. See "Risk Factors -- Limited Historical Trading Volume; Possible Volatility."

     The Company, Phillip A. Wiland (the Company's Chairman of the Board and Chief Executive Officer), J. Michael Wolfe (the Company's President and Chief Operating Officer), H. Franklin Marcus, Jr. (the Company's Chief Financial Officer) and each of the Company's other directors (Mr. Wiland, Mr. Wolfe, Mr. Marcus and such other directors will beneficially own an aggregate of 1,729,094 shares of Common Stock after this offering) have agreed with the Underwriters not to (other than in connection with this offering and in connection with certain transfers of Common Stock to entities organized for the exclusive benefit of family members of such persons), directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, any shares of Common Stock of the Company or issue any securities convertible into or exercisable or exchangeable (except pursuant to the terms of the Company's employee or non-employee director stock plans) for Common Stock, or enter into any swap or other agreement to do any of the foregoing, for a period of 12 months after the date of this Prospectus without the written consent of EVEREN Securities, Inc. (the "Lock-Up Agreement"). The other Selling Stockholders have also agreed to such restrictions. These "lock-up" restrictions do not apply to the estate of any person described above in the event such person dies during the 12-month "lock-up" period and do not prohibit any person from exercising options (but would prohibit the sale during the restricted period of any shares of Common Stock purchased upon exercise of such options). As part of the Lock-Up Agreement, the Company has also agreed with the Underwriters that it will not, without the written consent of EVEREN Securities, Inc., file a registration statement relating to shares of capital stock (including the Common Stock), or securities convertible into or exercisable or exchangeable for, or warrants, options or rights to purchase or acquire, capital stock, during such 12-month period, with the exception of the filing of Registration Statements on Form S-8 with respect to the Company's employee stock plans.

     In connection with the Offering, certain Underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with the Securities Exchange Act of 1934 pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Common Stock in connection with the Offering than they are committed to purchase from the Company and the Selling Stockholders, and in such case may purchase Common Stock in the open market following completion of the Offering to cover all or a portion of such shares of Common Stock or may exercise the Underwriters' over-allotment option referred to above. In addition, the Representative, on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements with the Underwriters whereby it may reclaim from an Underwriter (or dealer participating in the Offering), for the account of the other Underwriters, the selling concession with respect to Common Stock that is distributed in the Offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph are required, and, if they are undertaken, they may be discontinued at any time.

                                 LEGAL MATTERS

     The validity of the shares of Concepts Direct, Inc. offered hereby will be passed upon for the Company and the Selling Stockholders by McGuire, Woods, Battle & Boothe, L.L.P., Richmond, Virginia. Certain legal matters relating to the Offering will be passed upon for the Underwriters by Gibson, Dunn & Crutcher LLP, San Francisco, California. Lawyers of McGuire, Woods, Battle & Boothe, L.L.P. own approximately 9,000 shares of the Common Stock.

                                    EXPERTS

     The financial statements of Concepts Direct, Inc. at December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The Registration Statement, of which this Prospectus is a part, as well as such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Offices located at 7 World Trade Center, New York, New York 10048 and Northwest Atrium, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission also maintains a Worldwide Web site (address: http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Common Stock is traded on the Nasdaq SmallCap Market and the Company has applied to have the Common Stock traded on the Nasdaq National Market. Reports and other information concerning the Company may also be inspected at the offices of the Nasdaq Stock Market, 1725 K Street, N.W., Washington, D.C. 20006.

     As permitted by the rules and regulations of the Commission, this Prospectus omits certain information contained in the Registration Statement on Form S-1 (the "Registration Statement") of which this Prospectus is a part. For such information, reference is made to the Registration Statement and the exhibits thereto. Statements made in this Prospectus as to the contents of any contract, agreement or other document are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement or incorporated by reference herein, reference is made to such contract, agreement or other document for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference.

                             CONCEPTS DIRECT, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                       PAGE
                                                                                       ----
Report of Independent Auditors.......................................................  F-2
Balance Sheets as of December 31, 1995 and 1996 and March 31, 1997 (unaudited).......  F-3
Income Statements for the years ended December 31, 1994, 1995 and 1996 and the three-month periods ended March 31, 1996 and 1997 (unaudited)......................  F-4
Statements of Stockholders' Equity for the years ended December 31, 1994, 1995 and
  1996 and the three-month period ended March 31, 1997 (unaudited)...................  F-5
Statements of Cash Flows for the years ended December 31, 1994, 1995 and 1996 and the three-month periods ended March 31, 1996 and 1997 (unaudited)......................  F-6
Notes to Financial Statements........................................................  F-7

                         REPORT OF INDEPENDENT AUDITORS

Stockholders and Board of Directors
Concepts Direct, Inc.

     We have audited the accompanying balance sheets of Concepts Direct, Inc. as of December 31, 1996 and 1995, and the related income statements, statements of stockholders' equity, and statements of cash flows for each of the three years in the period ended December 31, 1996. Our audits also included the financial statement schedule listed in the Index at Item 16(b). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Concepts Direct, Inc. at December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          ERNST & YOUNG LLP

Denver, Colorado
January 31, 1997
except for Note 7 as to which the date is February 25, 1997

                             CONCEPTS DIRECT, INC.

                                 BALANCE SHEETS

                                                              DECEMBER 31,             MARCH 31,
                                                       --------------------------     -----------
                                                          1995           1996            1997
                                                       ----------     -----------     -----------
                                                                                      (UNAUDITED)
                                    ASSETS
Current assets
  Cash and cash equivalents..........................  $3,324,838     $ 6,425,137     $ 3,354,506
  Restricted cash....................................           0               0         500,000
  Accounts receivable, less allowances...............     108,102         165,833         154,836
  Deferred advertising costs.........................   2,207,244       3,818,827       3,927,976
  Inventories, less allowances.......................   2,798,878       2,783,999       2,755,697
  Prepaid expenses and other.........................     283,254         248,920         218,364
                                                       ----------     -----------     -----------
          Total current assets.......................   8,722,316      13,442,716      10,911,379
Property and equipment, net..........................     994,744         792,199       2,913,204
Other assets.........................................     206,768         252,068         236,813
                                                       ----------     -----------     -----------
                                                       $9,923,828     $14,486,983     $14,061,396
                                                       ==========     ===========     ===========

                 LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Accounts payable...................................  $3,107,174     $ 5,323,278     $ 3,751,333
  Current maturities of lease obligations............      87,275          59,457          34,804
  Accrued employee compensation......................     638,943         584,868         663,141
  Customer liabilities...............................     908,264         762,491         962,269
  Current and deferred income taxes payable..........      90,925         787,643         996,643
                                                       ----------     -----------     -----------
          Total current liabilities..................   4,832,581       7,517,737       6,408,190
Lease obligations....................................      67,493              --              --
Commitments and contingencies
Stockholders' equity
  Common Stock, $.10 par value, authorized 6,000,000
     shares; issued and outstanding 4,242,216 and
     4,232,882 in 1996 and 1995, respectively,
     4,250,882 shares at March 31, 1997..............     211,644         212,111         425,088
  Additional paid-in capital.........................   4,366,633       4,374,455       4,172,274
  Retained earnings..................................     445,477       2,382,680       3,055,844
                                                       ----------     -----------     -----------
          Total stockholders' equity.................   5,023,754       6,969,246       7,653,206
                                                       ----------     -----------     -----------
                                                       $9,923,828     $14,486,983     $14,061,396
                                                       ==========     ===========     ===========

                       See notes to financial statements.

                             CONCEPTS DIRECT, INC.

                               INCOME STATEMENTS


                                          YEAR ENDED DECEMBER 31,           THREE MONTHS ENDED MARCH 31,
                                  ---------------------------------------   ----------------------------
                                     1994          1995          1996          1996            1997
                                  -----------   -----------   -----------   -----------   --------------
                                                                            (UNAUDITED)   (UNAUDITED)
Net Sales.......................  $20,723,829   $42,146,997   $51,125,844   $11,583,964   $15,952,360
Operating costs and expenses
  Cost of product and
     delivery...................   11,406,063    22,286,173    26,833,956     5,941,346     7,959,421
  Selling, general and
     administrative.............    7,914,501    19,222,425    21,729,621     5,379,896     7,042,032
                                  -----------   -----------   -----------   -----------   -----------
Total operating costs and
  expenses......................   19,320,564    41,508,598    48,563,577    11,321,242    15,001,453
                                  -----------   -----------   -----------   -----------   -----------
Operating income................    1,403,265       638,399     2,562,267       262,722       950,907
Other income, net...............       87,195       298,266       245,936       112,047       101,257
                                  -----------   -----------   -----------   -----------   -----------
Income before income taxes......    1,490,460       936,665     2,808,203       374,769     1,052,164
Provision for income taxes......           --        94,000       871,000       109,000       379,000
                                  -----------   -----------   -----------   -----------   -----------
Net income......................  $ 1,490,460   $   842,665   $ 1,937,203   $   265,769   $   673,164
                                  ===========   ===========   ===========   ===========   ===========
Earnings per share..............  $      0.34   $      0.19   $      0.44   $      0.06   $      0.15
                                  ===========   ===========   ===========   ===========   ===========
Weighted average number of
  common shares and common share
  equivalents outstanding.......    4,323,096     4,404,332     4,441,664     4,442,132     4,482,159

                       See notes to financial statements.

                             CONCEPTS DIRECT, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                        NUMBER OF
                                        SHARES OF              ADDITIONAL    RETAINED         TOTAL
                                         COMMON      COMMON     PAID-IN      EARNINGS     STOCKHOLDERS'
                                          STOCK      STOCK      CAPITAL      (DEFICIT)       EQUITY
                                        ---------   --------   ----------   -----------   -------------
Balance at December 31, 1993..........  1,055,387   $105,539   $4,463,295   ($1,887,648)   $ 2,681,186
  Net income..........................         --         --           --     1,490,460      1,490,460
  Stock split.........................  1,055,387    105,538     (105,538)           --             --
                                        ---------   --------   ----------   -----------    -----------
Balance at December 31, 1994..........  2,110,774    211,077    4,357,757      (397,188)     4,171,646
  Net income..........................         --         --           --       842,665        842,665
  Exercise of stock options...........      5,667        567        8,876            --          9,443
                                        ---------   --------   ----------   -----------    -----------
Balance at December 31, 1995..........  2,116,441    211,644    4,366,633       445,477      5,023,754
  Net income..........................         --         --           --     1,937,203      1,937,203
  Exercise of stock options...........      4,667        467        7,822            --          8,289
                                        ---------   --------   ----------   -----------    -----------
Balance at December 31, 1996..........  2,121,108    212,111    4,374,455     2,382,680      6,969,246
  Net income (Unaudited)..............         --         --           --       673,164        673,164
  Exercise of stock options
     (Unaudited)......................      4,333        433       10,363            --         10,796
  Stock split (Unaudited).............  2,125,441    212,544     (212,544)           --             --
                                        ---------   --------   ----------   -----------    -----------
Balance at March 31, 1997
  (Unaudited).........................  4,250,882   $425,088   $4,172,274   $ 3,055,844    $ 7,653,206
                                        =========   ========   ==========   ===========    ===========

                       See notes to financial statements.

                             CONCEPTS DIRECT, INC.
                            STATEMENTS OF CASH FLOWS

                                                                                         THREE MONTHS ENDED
                                                    YEAR ENDED DECEMBER 31,                  MARCH 31,
                                            ---------------------------------------   ------------------------
                                               1994          1995          1996          1996         1997
                                            -----------   -----------   -----------   ----------   -----------
                                                                                      (UNAUDITED)  (UNAUDITED)
OPERATING ACTIVITIES
  Net income..............................  $ 1,490,460   $   842,665   $ 1,937,203   $  265,769   $   673,164
  Adjustments to reconcile net income to
     net cash provided by operating
     activities:
     Provision for (recovery of) losses on
       accounts receivable................      (18,870)       (3,130)       23,000        7,000            --
     Provision (credit) for losses in
       inventory values...................      247,364        32,602        41,721      (41,538)       60,657
     Depreciation and amortization........      376,537       507,689       520,698      121,512        74,603
     Increase in current and deferred
       income taxes payable...............           --        90,925       696,718       29,000       209,000
     Loss on disposals of property and
       equipment..........................        1,779            --        59,013           --            --
     Changes in operating assets and
       liabilities:
     Accounts receivable..................      174,152       119,339       (80,731)     (78,808)       10,997
     Deferred advertising costs...........   (1,163,440)      (57,560)   (1,611,583)    (326,592)     (109,149)
     Inventories..........................     (385,961)   (1,639,514)      (26,842)     544,719       (32,355)
     Prepaid expenses and other...........       80,368       (13,681)       34,334       38,847        30,556
     Accounts payable.....................    1,312,468        94,078     2,216,104     (679,892)   (1,571,945)
     Accrued employee compensation........      230,699       191,755       (54,075)    (242,806)       78,273
     Customer liabilities.................      182,274       480,173      (145,773)    (481,738)      199,778
                                            -----------   -----------   -----------   -----------  -----------
NET CASH PROVIDED BY (USED IN) OPERATING      2,527,830       645,341     3,609,787     (844,527)     (376,421)
  ACTIVITIES..............................
INVESTING ACTIVITIES
  Cash restricted as collateral...........           --            --            --           --      (500,000)
  Purchases of property and equipment.....     (502,186)     (550,328)     (377,426)     (71,157)   (2,195,608)
  Sales of property, equipment and                  900            --           260           --            --
     investments..........................
  Other investing activities, net.........      (31,796)      (38,135)      (45,300)     (47,229)       15,255
                                            -----------   -----------   -----------   -----------  -----------
NET CASH USED IN INVESTING ACTIVITIES.....     (533,082)     (588,463)     (422,466)    (118,386)   (2,680,353)
FINANCING ACTIVITIES
  Principal payment of lease                    (61,530)      (79,498)      (95,311)     (24,851)      (24,653)
     obligations..........................
  Sale of Common Stock and exercise of
     stock options........................           --         9,443         8,289        7,134        10,796
                                            -----------   -----------   -----------   -----------  -----------
NET CASH USED IN FINANCING ACTIVITIES.....      (61,530)      (70,055)      (87,022)     (17,717)      (13,857)
                                            -----------   -----------   -----------   -----------  -----------
  INCREASE (DECREASE) IN CASH AND CASH
     EQUIVALENTS..........................    1,933,218       (13,177)    3,100,299     (980,630)   (3,070,631)
  Cash and cash equivalents at beginning
     of year..............................    1,404,797     3,338,015     3,324,838    3,324,838     6,425,137
                                            -----------   -----------   -----------   -----------  -----------
  Cash and cash equivalents at end of
     period...............................  $ 3,338,015   $ 3,324,838   $ 6,425,137   $2,344,208   $ 3,354,506
                                            ===========   ===========   ===========   ===========  ===========

                       See notes to financial statements.

                             CONCEPTS DIRECT, INC.

                         NOTES TO FINANCIAL STATEMENTS
  (INFORMATION APPLICABLE TO THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS
                                   UNAUDITED)

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Organization: Concepts Direct, Inc. markets various products directly to individual consumers, including a line of personal labels, stationery, desk accessories and other merchandise under various catalog titles. The Company's corporate and operations facilities are located in Longmont, Colorado. The Company sells its products nationwide and in Canada.

Interim Financial Statements: The Company, in its opinion, has included all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of its financial position at March 31, 1997 and the results of its operations for the three months ended March 31, 1997 and 1996. The results of operations for the three months ended March 31, 1997 are not necessarily indicative of the results for a full year.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Revenue Recognition: Revenues from the sale of products are recognized when products are shipped.

The Company's sales are attributable entirely to United States operations. Export sales to Canada were approximately 4.6%, 2.5% and 1.9% of total sales in 1994, 1995 and 1996, respectively, and 2.1% and 1.3% for the three months ended March 31, 1996 and 1997, respectively. Export sales excluding Canada, were insignificant in all periods reported.

Cash Equivalents: The Company considers all highly liquid investments, including marketable securities, with a maturity of three months or less when purchased to be cash equivalents.

     Marketable securities are carried at cost which approximates market value and consisted of the following at:

                                                       DECEMBER 31,            MARCH 31,
                                                 -------------------------     ----------
                                                    1995           1996           1997
                                                 ----------     ----------     ----------
                                                                               (UNAUDITED)
        U.S. Government Obligations..........    $  986,600     $4,555,206     $1,230,471
        Commercial Certificates of Deposit...       720,000        360,000        784,000
                                                 ----------     ----------     ----------
        Total Marketable Securities..........    $1,706,600     $4,915,206     $2,014,471
                                                 ==========     ==========     ==========

Deferred Advertising Costs: These costs primarily relate to printing and distribution of advertising materials. Such costs are deferred for financial reporting purposes until the advertising materials are distributed, then amortized over succeeding periods (not to exceed twelve months) on the basis of estimated sales. Amortization is accelerated in the earlier months of the amortization period. Historical sales statistics are the principle factors used in estimating the amortization rate. Other advertising and promotional costs are expensed as incurred. Advertising costs were $6,142,000, $16,477,000 and $18,373,000 in 1994, 1995 and 1996, respectively, and $4,626,000 and $6,075,000 for the three months ended March 31, 1996 and 1997, respectively.

Inventories: Inventories of products, net of valuation allowances of $692,000 and $400,000 at December 31, 1995 and 1996, respectively, and $447,000 at March 31, 1997, are stated at the lower of cost (first-in, first-out method) or market.

Property and Equipment: Such assets are stated on the basis of cost. Purchased and leased computer software is depreciated using the straight-line method. All other property and equipment is depreciated using accelerated methods.

                             CONCEPTS DIRECT, INC.

  (INFORMATION APPLICABLE TO THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS
                                   UNAUDITED)

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Warranties: The Company's sales of products are subject to a satisfaction guarantee. Certain sales of products are also under warranty against defects in material and workmanship for various periods. The Company accrues for anticipated future warranty costs and product returns with periodic adjustments to reflect actual experience.

Income Taxes: Deferred income taxes are based on the liability method as prescribed by Statement of Financial Accounting Standards No. 109 which requires an adjustment to the deferred tax liability to reflect income tax rates currently in effect rather than historical rates. When income tax rates increase or decrease a corresponding adjustment to income tax expense is recorded by applying the rate change to the cumulative temporary differences.

Earnings Per Common Share: Earnings per common share computations are based on the weighted average number of common shares and common stock equivalents (stock options determined under the treasury stock method) outstanding during the period. Primary and fully diluted earnings per share are the same.

Dividend Policy: At the present time, the Company intends to retain earnings to provide funds for operations and expansion of the Company's business. Thus, it does not foresee paying cash dividends in the future.

NOTE 2. STATEMENTS OF CASH FLOWS

     Following is supplemental information to the statements of cash flows:


                                                YEAR ENDED DECEMBER 31,      THREE MONTHS ENDED MARCH 31,
                                              ----------------------------   -----------------------------
                                               1994      1995       1996        1996          1997
                                              -------   -------   --------   -----------   ---------------
                                                                             (UNAUDITED)   (UNAUDITED)
Non-cash investing and financing activities:
  Lease obligation incurred in connection
     with acquisition of data processing
     equipment..............................  $92,619   $    --   $     --     $    --      $      --
Cash - flow data:
  Cash paid during the year for:
     Interest...............................  $17,081   $19,197   $ 12,801     $ 4,887      $   1,425
     Income taxes...........................  $    --   $ 3,075   $174,282     $80,000      $ 170,000

NOTE 3. PROPERTY AND EQUIPMENT

     Following is a summary of property and equipment at:

                                                     DECEMBER 31,           MARCH 31,     PRINCIPAL
                                               -------------------------   -----------    ESTIMATED
                                                  1995          1996          1997       USEFUL LIVES
                                               -----------   -----------   -----------   ------------
                                                                           (UNAUDITED)
Data processing equipment....................  $ 1,091,440   $ 1,071,792   $ 1,105,575     5-7 years
Purchased and leased computer software.......      609,406       389,269       389,269       5 years
Furniture and equipment......................      743,008       761,350       761,350     1-5 years
Leasehold improvements.......................      368,233       368,233       368,233       5 years
Building under construction..................           --            --       698,615
Land.........................................           --       182,676     1,641,625
                                               -----------   -----------   -----------
                                                 2,812,087     2,773,320     4,964,667
Less accumulated depreciation and
  amortization...............................   (1,817,343)   (1,981,121)   (2,051,463)
                                               -----------   -----------   -----------
                                               $   994,744   $   792,199   $ 2,913,204
                                               ===========   ===========   ===========

                             CONCEPTS DIRECT, INC.

  (INFORMATION APPLICABLE TO THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS
                                   UNAUDITED)

NOTE 3. PROPERTY AND EQUIPMENT (CONTINUED)

     In January, 1997, the Company purchased approximately 139 acres of undeveloped land near the Company's offices for approximately $1,400,000. The Company intends to use a portion of this land for a new facility, hold some of the land for expansion, and attempt to sell most of the remaining acreage to other parties.

     The Company anticipates completing a new building, costing approximately $8,500,000, during the summer of 1997. The lease on the Company's current facility in Longmont, Colorado expires August 31, 1997. The Company also anticipates significant additions to furniture and equipment during 1997.

     On March 25, 1997, an irrevocable standby letter of credit for $500,000 was issued by a regional bank. The letter relates to certain obligations anticipated to be resolved within one year, in connection with improvements to the building site. The letter of credit is collateralized by $500,000 of cash held on deposit in an interest bearing account at the issuing bank.

NOTE 4. LEASE OBLIGATIONS

     Future minimum lease payments due for all non-cancelable leases are as follows at:

                                                     DECEMBER 31, 1996          MARCH 31, 1997
                                                    --------------------   ------------------------
                                                    OPERATING    CAPITAL   OPERATING      CAPITAL
                                                    ----------   -------   ----------   -----------
                                                                           (UNAUDITED)  (UNAUDITED)
  1997............................................  $1,085,000   $61,871   $       --     $    --
  1998............................................     687,000        --      956,000      35,802
  1999............................................     671,000        --      697,000          --
  2000............................................     471,000        --      653,000          --
  2001............................................     234,000        --      396,000          --
  2002............................................          --        --      160,000
Thereafter........................................          --        --           --          --
                                                    -----------  -------   -----------    -------
Total future minimum lease payment................  $3,148,000    61,871   $2,862,000      35,802
                                                    ===========            ===========
     Less imputed interest........................                (2,414)                    (998)
                                                                 -------                  -------
     Present value of capital lease obligations...               $59,457                  $34,804
                                                                 =======                  =======

     The Company leases various buildings and equipment used in operations under agreements which expire at various dates through November 2000, excluding various renewal options available, some of which are subject to annual adjustments for cost escalation. Total rental expense for all continuing operations operating leases amounted to $834,000, $1,072,000 and $1,269,000 for the years ended December 31, 1994, 1995 and 1996, respectively, and $299,000 and $281,000 for the three months ended March 31, 1996 and 1997, respectively.

     Capital lease are classified with data processing equipment and purchased and leased computer software. Unamortized values were $137,261 and $60,865 at December 31, 1995 and 1996, respectively, and $49,650 at March 31, 1997.

                             CONCEPTS DIRECT, INC.

  (INFORMATION APPLICABLE TO THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS
                                   UNAUDITED)

NOTE 5. OTHER INCOME, NET

     Following is a summary of the Company's other income (deductions):


                                               YEAR ENDED DECEMBER 31,       THREE MONTHS ENDED MARCH 31,
                                            ------------------------------   ----------------------------
                                              1994       1995       1996        1996          1997
                                            --------   --------   --------   -----------   --------------
                                                                             (UNAUDITED)   (UNAUDITED)
Interest income...........................  $ 79,050   $144,718   $161,430    $  50,397     $  61,883
Interest expense..........................   (17,081)   (19,197)   (12,801)      (4,487)       (1,425)
Vendor payment discounts..................    27,135    134,771    121,149       31,095        40,755
Other, net................................    (1,909)    37,974    (23,842)      35,042            44
                                            --------   --------   --------    ---------     ---------
                                            $ 87,195   $298,266   $245,936    $ 112,047     $ 101,257
                                            ========   ========   ========    =========     =========

NOTE 6.  INCOME TAXES

     The differences between federal statutory income tax rates and the Company's effective tax rates are as follows:


                                              YEAR ENDED DECEMBER 31,        THREE MONTHS ENDED MARCH 31,
                                         ---------------------------------   ----------------------------
                                           1994        1995        1996         1996          1997
                                         ---------   ---------   ---------   -----------   --------------
                                                                             (UNAUDITED)   (UNAUDITED)
Federal tax expense (benefit) at
  statutory rate.......................  $ 507,000   $ 318,000   $ 955,000    $ 127,000     $ 358,000
Effect of permanent differences........      3,000       3,000       3,000        1,000         1,000
State income tax less federal tax
  benefits.............................      6,000       7,000      17,000        2,000        21,000
Utilization of net operating loss
  carryforwards........................   (516,000)         --          --           --            --
Research and experimentation tax
  credits..............................         --          --    (104,000)     (21,000)       (1,000)
Valuation allowance for deferred tax
  assets...............................         --    (234,000)         --           --            --
                                         ---------   ---------   ---------    ---------     ---------
                                         $      --   $  94,000   $ 871,000    $ 109,000     $ 379,000
                                         =========   =========   =========    =========     =========

     The income tax expense (benefit) consists of the following:

                                      YEAR ENDED DECEMBER 31,                           THREE MONTHS ENDED MARCH 31,
            ---------------------------------------------------------------------------------------------------------------------
                   1994                 1995                 1996                     1996                        1997
            ------------------   ------------------   -------------------   -------------------------   -------------------------
            CURRENT   DEFERRED   CURRENT   DEFERRED   CURRENT    DEFERRED     CURRENT      DEFERRED       CURRENT      DEFERRED
            -------   --------   -------   --------   --------   --------   -----------   -----------   -----------   -----------
                                                                            (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)


Federal...  $    --   $     --   $54,000   $ 37,000   $141,000   $702,000    $ 104,000      $ 3,000      $ 311,000      $47,000
State.....       --         --     2,000      1,000      7,000     21,000        1,000        1,000         19,000        2,000
            -------   --------   -------   --------   --------   --------    ---------      -------      ---------      -------
            $    --   $     --   $56,000   $ 38,000   $148,000   $723,000    $ 105,000      $ 4,000      $ 330,000      $49,000
            =======   ========   =======   ========   ========   ========    =========      =======      =========      =======

                             CONCEPTS DIRECT, INC.

  (INFORMATION APPLICABLE TO THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS
                                   UNAUDITED)

NOTE 6. INCOME TAXES (CONTINUED)

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets consist of the following:

                                                 DECEMBER 31,                      MARCH 31,
                                      -----------------------------------   -----------------------
                                        1994        1995         1996         1996         1997
                                      ---------   ---------   -----------   ---------   -----------
                                                                            (UNAUDITED) (UNAUDITED)
Deferred tax liabilities:
  Deferred advertising costs........  ($752,000)  ($773,000)  $(1,337,000)  ($887,000)  ($1,414,000)
Deferred tax assets:
  Allowance for doubtful accounts...      7,000       6,000        14,000       9,000        15,000
  Inventory differences.............    646,000     376,000       236,000     469,000       261,000
  Property and equipment............    156,000     142,000       160,000     156,000       167,000
  Other nondeductible accruals......    120,000     211,000       166,000     211,000       161,000
  Net operating loss
     carryforwards..................     57,000          --            --          --            --
                                      ---------   ---------   -----------   ---------   -----------
  Total deferred tax assets.........    986,000     735,000       576,000     845,000       604,000
  Valuation allowance for deferred
     tax assets.....................   (234,000)         --            --          --            --
                                      ---------   ---------   -----------   ---------   -----------
Net deferred tax assets.............    752,000     735,000       576,000     845,000       604,000
                                      ---------   ---------   -----------   ---------   -----------
Net deferred tax liabilities........  $      --   ($ 38,000)  ($  761,000)  ($ 42,000)  ($  810,000)
                                      =========   =========   ===========   =========   ===========

     At December 31, 1996 and March 31, 1997 the Company has no tax carryforwards available.

NOTE 7. STOCKHOLDERS' EQUITY

     On February 25, 1997, the Board of Directors approved a two-for-one stock split, effected in the form of a stock dividend payable March 31, 1997 to shareholders of record on March 14, 1997. Accordingly, March 31, 1997 balances reflect the split with an increase in Common Stock and a reduction in additional paid-in capital of $212,544. Number of shares outstanding, stock option and per share data have been retroactively adjusted to reflect the split.

     On October 29, 1994, the Board of Directors approved a two-for-one stock split, effected in the form of a stock dividend, payable December 15, 1994 to shareholders of record on November 14, 1994. Accordingly, December 31, 1994 balances reflect the split with an increase in Common Stock and a reduction in additional paid-in capital of $105,538. Number of shares outstanding, stock option and per share data have been retroactively adjusted to reflect the split.

     During 1993, the Company issued and sold 584,000 shares of Common Stock to officers and directors at market value. 160,000 shares sold to an officer were financed in part by a $63,000 note receivable, collateralized by the Common Stock financed. The note receivable was due in annual installments through 1998 with interest, payable quarterly, at 5.5%. The outstanding loan balance was $50,400 as of December 31, 1995. The note receivable was paid in full during 1996.

     Under the terms of the Concepts Direct, Inc. 1992 Employee Stock Option Plan, certain key employees were granted options to purchase shares of Common Stock of the Company at an option price equal to fair market value on the date of the grant. Options granted are exercisable in annual increments of 25% commencing four years following the date of grant and expire ten years following the date of grant. The 1992 Employee Stock Option Plan also provides for the issuance of incentive stock to key employees. There were

                             CONCEPTS DIRECT, INC.

  (INFORMATION APPLICABLE TO THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS
                                   UNAUDITED)

NOTE 7. STOCKHOLDERS' EQUITY (CONTINUED)

280,000, 278,000 and 278,000 shares of Common Stock reserved for issuance under the plan as of December 31, 1995, December 31, 1996 and March 31, 1997, respectively.

     Under the terms of the Concepts Direct, Inc. 1992 Non-Employee Directors Stock Option Plan, the outside directors were granted options to purchase shares of Common Stock of the Company at an option price equal to fair market value on the date of grant. Options are exercisable in annual increments of 33.3% commencing one year following the date of grant and expire five years following the date of the grant. There were 68,666, 61,332 and 52,666 shares of Common Stock reserved for issuance under the plan as of December 31, 1995, December 31, 1996 and March 31, 1997, respectively.

     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its stock options because, as discussed below, the alternative fair value accounting provided for by Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (Statement No.
123), requires use of option valuation models that were not developed for use in valuing the stock options. Under APB 25, because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     Pro forma information regarding net income and earnings per share is required by Statement No. 123, and has been determined as if the Company had accounted for its stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

                                                                    1995          1996
                                                                 ----------    ----------
        Risk-free interest rate................................        5.5%          5.5%
        Dividend yields........................................        0.0%          0.0%
        Volatility factors of the expected market price of the
          Company's common stock...............................       0.587         0.587
        Weighted-average expected life of the employee stock
          options..............................................   5.5 years     5.5 years
        Weighted-average expected life of the non-employee
          stock options........................................     2 years       2 years

     The weighted-average fair value of options granted were as follows:

                                                                       1995      1996
                                                                       -----     -----
        1992 Employee Plan...........................................  $2.14     $5.20
        1992 Non-Employee Plan.......................................     --     $3.38

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

                             CONCEPTS DIRECT, INC.

  (INFORMATION APPLICABLE TO THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS
                                   UNAUDITED)

NOTE 7. STOCKHOLDERS' EQUITY (CONTINUED)

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The Company's pro forma information follows:


                                      YEAR ENDED DECEMBER 31,     THREE MONTHS ENDED MARCH 31,
                                      -----------------------     ---------------------------
                                        1995          1996           1996            1997
                                      --------     ----------     -----------     -----------
                                                                  (UNAUDITED)     (UNAUDITED)
        Pro forma net income........  $827,705     $1,907,467      $ 259,730       $ 653,637
        Pro forma earnings per
          share.....................  $   0.19     $     0.43      $    0.06       $    0.15

     Because Statement No. 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until 2001.

     A summary of the Company's stock option activity, and related information follows:

                                                     1992 EMPLOYEE PLAN      1992 NON-EMPLOYEE PLAN
                                                    --------------------     ----------------------
                                                                WEIGHTED                   WEIGHTED
                                                    NUMBER      AVERAGE      NUMBER        AVERAGE
                                                      OF        EXERCISE       OF          EXERCISE
                                                    SHARES       PRICE       SHARES         PRICE
                                                    -------     --------     -------       --------
Outstanding at December 31, 1993..................  156,000      $ 0.54       24,000        $ 0.58
  Granted at market price.........................   64,000      $ 1.51       16,000        $ 2.75
  Canceled........................................  (44,000)     $ 0.60           --        $   --
                                                    -------      ------      -------        ------
Outstanding at December 31, 1994..................  176,000      $ 0.88       40,000        $ 1.45
  Granted at market price.........................   49,000      $ 3.77           --        $ 0.00
  Exercised.......................................       --          --      (11,334)       $ 0.83
                                                    -------      ------      -------        ------
Outstanding at December 31, 1995..................  225,000      $ 1.51       28,666        $ 1.69
  Granted at market price.........................   25,000      $ 9.12       16,000        $ 9.75
  Exercised.......................................   (2,000)     $ 0.58       (7,334)       $ 0.97
  Canceled........................................   (8,000)     $ 0.88           --            --
                                                    -------      ------      -------        ------
Outstanding at December 31, 1996..................  240,000      $ 2.33       37,332        $ 5.28
  Exercised (unaudited)...........................       --      $   --       (8,666)       $ 1.24
                                                    -------      ------      -------        ------
Outstanding at March 31, 1997 (unaudited).........  240,000      $ 2.33       28,666        $ 6.51
                                                    =======      ======      =======        ======

                             CONCEPTS DIRECT, INC.

  (INFORMATION APPLICABLE TO THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS
                                   UNAUDITED)

NOTE 7. STOCKHOLDERS' EQUITY (CONTINUED)

     A summary of outstanding options, by year they become exercisable, follows:

                           YEAR ENDED DECEMBER 31,                         YEAR ENDED MARCH 31,
                   ----------------------------------------     -------------------------------------------
                                                                                (UNAUDITED)
                                          1992 NON-EMPLOYEE                               1992 NON-EMPLOYEE
                   1992 EMPLOYEE PLAN           PLAN             1992 EMPLOYEE PLAN             PLAN
                   ------------------     -----------------     ---------------------     -----------------
                             WEIGHTED              WEIGHTED                WEIGHTED                WEIGHTED
                   NUMBER    AVERAGE      NUMBER   AVERAGE      NUMBER      AVERAGE       NUMBER   AVERAGE
                     OF      EXERCISE       OF     EXERCISE       OF       EXERCISE         OF     EXERCISE
                   SHARES     PRICE       SHARES    PRICE       SHARES       PRICE        SHARES    PRICE
                   -------   --------     ------   --------     -------   -----------     ------   --------
     1996........   12,000    $ 0.58      16,004    $ 1.66           --      $  --            --    $   --
     1997........   30,000    $ 0.54      10,664    $ 6.25       12,000      $0.58         7,334    $ 2.16
     1998........   42,000    $ 0.88       5,336    $ 9.75       30,000      $0.54        10,668    $ 6.25
     1999........   54,250    $ 1.53       5,328    $ 9.75       48,000      $1.14         5,336    $ 9.75
     2000........   46,500    $ 2.84          --    $   --       54,250      $1.53         5,328    $ 9.75
     2001........   30,500    $ 4.06          --    $   --       46,500      $2.84            --    $   --
     2002........   18,500    $ 5.58          --    $   --       30,500      $4.06            --    $   --
     2003........    6,250    $ 9.13          --    $   --       12,500      $6.81            --    $   --
     2004........       --    $   --          --    $   --        6,250      $9.13            --    $   --
                   -------    ------      ------    ------      -------      -----        ------    ------
Outstanding......  240,000    $ 2.33      37,332    $ 5.28      240,000      $2.33        28,666    $ 6.51
                   =======    ======      ======    ======      =======      =====        ======    ======

                                                        DECEMBER 31, 1996     MARCH 31, 1997
                                                        -----------------     --------------
                                                                               (UNAUDITED)
        Exercise price range of options outstanding:
          1992 Employee Plan..........................     $0.50-$9.13         $ 0.50-$9.13
          1992 Non-Employee Plan......................     $0.58-$9.75         $ 0.58-$9.75
        Weighted-average remaining contractual life of
          options outstanding:
          1992 Employee Plan..........................       7.3 years            7.1 years
          1992 Non-Employee Plan......................       2.8 years            3.7 years

NOTE 8. EMPLOYEE RETIREMENT SAVINGS PLAN

     In May 1985, the Company adopted a Retirement Savings Plan under Section 401(k) of the Internal Revenue Code. Participation in the Plan is available to any employee of the Company who has completed one year of service and is age twenty-one or older. The Company contributes $10 monthly for each eligible employee, plus up to $0.50 for each dollar contributed by each participant on the first 4% of eligible compensation, depending on years of service. The Company may contribute an additional amount if it has sufficient profits. The Company's contributions to employees of Concepts Direct, Inc. were $27,000, $33,000 and $55,000 in 1994, 1995 and 1996, respectively, and $16,000 and
$11,000 for the three months ended March 31, 1996 and 1997, respectively.

                             CONCEPTS DIRECT, INC.

  (INFORMATION APPLICABLE TO THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS
                                   UNAUDITED)

NOTE 9. CREDIT FACILITY

     In May 1997, the Company entered into a $3.7 million credit facility with a bank, bearing interest at a variable rate equal to the bank's prime rate, secured by the Company's cash, inventories, accounts receivable and equipment. The Company must comply with certain financial and performance covenants contained in the credit facility, including a minimum current ratio, a minimum tangible net worth, a maximum total debt to equity ratio and a minimum debt service coverage ratio and maintenance of its primary accounts with the bank. Of the total facility, $700,000 may be used for furniture and equipment purchases and, until April 1998, amounts funded may be converted to a three year term note at a variable rate equal to the bank's prime rate. The remaining $3 million of the credit facility is made up of two revolving lines of credit, $1 million for the purchase of paper to be used in future catalog mailings and $2 million for general working capital purposes. The credit facility expires in April 1998, at which time the Company anticipates being able to renew the arrangements.

NOTE 10. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                      INCOME         NET       EARNINGS (LOSS)
                                          NET       (LOSS) FROM     INCOME       PER COMMON
                                         SALES      OPERATIONS      (LOSS)          SHARE
                                        -------     -----------     ------     ---------------
                                             (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
        1994:
          First.......................  $ 3,652       $   148       $  161         $  0.04
          Second......................    4,107           129          151            0.04
          Third.......................    4,669           350          372            0.09
          Fourth......................    8,296           776          806            0.18

        1995:
          First.......................  $ 8,100       $   291       $  229         $  0.05
          Second......................    9,491           192          177            0.04
          Third.......................    8,307          (282)        (137)          (0.03)
          Fourth......................   16,249           437          574            0.13(a)

        1996:
          First.......................  $11,584       $   263       $  266         $  0.06
          Second......................    9,000          (344)        (220)          (0.05)
          Third.......................    9,800           258          220            0.05
          Fourth......................   20,742         2,386        1,671            0.38

        1997:
          First.......................  $15,952       $   951       $  673         $  0.15

(a) The 1995 fourth quarter was favorably impacted by the reversal of a $234,000 deferred tax asset valuation allowance which reversal resulted from the Company having taxable temporary differences greater than deductible temporary differences and loss carryforwards at December 31, 1995.

[PHOTOGRAPHS AND DESCRIPTIONS OF MERCHANDISE FEATURED IN THE COMPANY'S CATALOGS]

[PHOTOGRAPHS AND DESCRIPTIONS OF MERCHANDISE FEATURED IN THE COMPANY'S CATALOGS]

        [PHOTOGRAPHS OF CATALOG COVERS AND SELECTED PAGES FROM CATALOGS]

================================================================================

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY OF THE SELLING STOCKHOLDERS OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY THE SHARES OF COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................     3
Risk Factors..........................     7
Use of Proceeds.......................    14
Capitalization........................    15
Dividend Policy.......................    16
Price Range of Common Stock...........    16
Selected Financial and Operating
  Data................................    17
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    18
Business..............................    24
Management............................    37
Executive Compensation................    40
Principal and Selling Stockholders....    42
Description of Capital Stock..........    44
Underwriting..........................    46
Legal Matters.........................    47
Experts...............................    47
Additional Information................    48
Index to Financial Statements.........   F-1

================================================================================
================================================================================

                                1,600,000 SHARES

                             CONCEPTS DIRECT, INC.

                             [CONCEPTS DIRECT LOGO]

                                  COMMON STOCK
                              -------------------

                                   PROSPECTUS
                              -------------------

                            EVEREN SECURITIES, INC.
                           SCOTT & STRINGFELLOW, INC.

                                           , 1997

================================================================================

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth all expenses, other than the underwriting discounts and commissions, payable on a pro-rata basis by the Company and the Selling Stockholders in connection with the sale of the Common Stock being registered. All the amounts shown are estimates except for the SEC registration fee, the NASD filing fee and the Nasdaq National Market application fee.

    SEC registration fee....................................................    $ 11,918
    NASD filing fee.........................................................       4,433
    Nasdaq National Market application fee..................................      28,611
    Blue Sky fees and expenses..............................................      10,000
    Printing and engraving expenses.........................................      80,000
    Legal fees and expenses.................................................     200,000
    Accounting fees and expenses............................................      50,000
    Transfer Agent and Registrar fees.......................................      10,000
    Miscellaneous...........................................................      45,000
                                                                                --------
              Total.........................................................    $439,962
                                                                                ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware GCL permits a corporation to indemnify its directors and officers against expenses (including attorney's fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties, if such directors or officers acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors and officers in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant officers or directors are reasonably entitled to indemnity for such expenses despite such adjudication of liability. The Company's Bylaws provide that it shall indemnify its directors, officers, employees and agents to the fullest extent permitted by the Delaware GCL.

     In addition, the Company's Certificate of Incorporation provides that to the fullest extent permitted by the Delaware GCL, a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. Under the Delaware GCL, liability of a director may not be limited (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases, and (iv) for any transaction from which the director derives an improper personal benefit. The effect of this provision in the Company's Certificate of Incorporation is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situation described in clauses (i) through
(iv) above. This provision does not limit or eliminate the rights of the Company or any stockholders to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care.

     Pursuant to Section 145 of the Delaware GCL, the Company maintains directors and officers' liability insurance coverage.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     Not applicable.

ITEM 16. EXHIBITS.

     (a)  EXHIBITS:

EXHIBIT
  NO.                                          DESCRIPTION
-------    ------------------------------------------------------------------------------------
 * 1.1     Form of Underwriting Agreement.
   3.1     Registrant's Amended and Restated Certificate of Incorporation filed as Exhibit 3(a)
           to the Registrant's Annual Report on Form 10-K for the fiscal year ended December
           31, 1992, is expressly incorporated herein by this reference.
   3.2     Registrant's Bylaws and Statement of Organization of the Incorporator filed as
           Exhibit 3(b) to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1992, is expressly incorporated herein by this reference.
 * 5.1     Opinion and consent of McGuire, Woods, Battle & Boothe, L.L.P.
  10.1     Lease dated March 17, 1992 between Registrant and Pratt Partnership filed as Exhibit
           2 to Wiland Services, Inc.'s Quarterly Report on Form 10-Q for the quarter ended
           March 31, 1992 (File No. 0-12967), is expressly incorporated herein by this reference.
  10.2     Amendment dated May 16, 1996 to Lease dated March 17, 1992 between Registrant and
           Pratt Partnership filed as Exhibit 2 to Registrant's Quarterly Report on Form 10-Q
           for the quarter ended June 30, 1996, is expressly incorporated herein by this reference.
  10.3     Real Estate Contract and Purchase and Sale Agreement dated March 20, 1996 between
           Registrant and Richard B. Norton filed as Exhibit 1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, is expressly incorporated herein by this reference.
  10.4     First amendment dated May 10, 1996 to Purchase and Sale Agreement dated March 20,
           1996 between Registrant and Richard B. Norton filed as Exhibit 1 to Registrant's
           Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, is expressly incorporated herein by this reference.
  10.5     Second amendment dated November 26, 1996 to Purchase and Sale Agreement dated March
           20, 1996 between Registrant and Richard B. Norton filed as Exhibit 10(e) to
           Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, is expressly incorporated herein by this reference.
  10.6     Contract between Registrant and Intergroup, Inc. as Architect for the Provision of
           Architectural Services, dated September 4, 1996, in connection with the design of a new facility for Registrant in Longmont, Colorado filed as Exhibit 10(h) to
           Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, is expressly incorporated herein by this reference.
  10.7     Registrant's amended Profit Sharing Plan, reflecting an amendment under Section
           401(k) of the Internal Revenue Code dated May 31, 1985 filed as Exhibit 10(1) to
           Wiland Services, Inc.'s Annual Report on Form 10-K for the fiscal year ended
           December 31, 1985 (File No. 0-12967), is expressly incorporated herein by this reference.
  10.8     Registrant's 1997 Incentive Compensation Plan for officers of the Registrant filed as Exhibit 10(j) to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, is expressly incorporated herein by this reference.
  10.9     Registrant's 1992 Stock Option Plan filed as Exhibit A to Registrant's definitive proxy statement dated June 29, 1993 for the Annual Meeting of Shareholders held on
           July 30, 1993, is expressly incorporated herein by this reference.

EXHIBIT
  NO.                                          DESCRIPTION
-------    ------------------------------------------------------------------------------------
  10.10    Registrant's 1992 Non-Employee Directors Stock Option Plan filed as Exhibit B to the
           Registrant's definitive proxy statement dated June 29, 1993 for the Annual Meeting of Shareholders held on July 30, 1993, is expressly incorporated herein by this reference.
 *10.11    Standard Form of Agreement between Registrant and Saunders Construction, Inc. as
           Contractor, dated May 1, 1997, in connection with construction of a new facility for
           Registrant in Longmont, Colorado.
 *10.12    Loan Agreement between Registrant and Bank One, Colorado, N.A. as lender, dated May
           1, 1997, in connection with a $3.7 million credit facility.
 *23.1     Consent of Ernst & Young, LLP.
 *23.2     Consent of McGuire, Woods, Battle & Boothe, L.L.P. (included in Exhibit 5.1).
 +24.1     Powers of Attorney.

---------------
+ Previously filed.

* Filed herewith.

     (b)  FINANCIAL STATEMENT SCHEDULES

     The following financial statement schedules of Concepts Direct, Inc. are filed herewith:

          Schedule II -- Valuation and Qualifying Accounts

     All other schedules are omitted because they are not required, they are not applicable or the information is already included in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Longmont, State of Colorado, on June 3, 1997.

                                          CONCEPTS DIRECT, INC.

                                          By:      /s/ PHILLIP A. WILAND
                                            ------------------------------------
                                                     Phillip A. Wiland
                                                  Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the registration statement has been signed on June 3, 1997 by the following persons in the respective capacities indicated opposite their names.

                   SIGNATURE                                         TITLE
-----------------------------------------------   --------------------------------------------

             /s/ PHILLIP A. WILAND                Chief Executive Officer and Chairman of the
-----------------------------------------------   Board Principal Executive Officer
               Phillip A. Wiland

         /s/ MICHAEL T. BUONCRISTIANO*            Director
-----------------------------------------------
           Michael T. Buoncristiano

          /s/ ROBERT L. BURRUS, JR.*              Director
-----------------------------------------------
             Robert L. Burrus, Jr.

             /s/ STEPHEN R. POLK*                 Director
-----------------------------------------------
                Stephen R. Polk

             /s/ PHILLIP D. WHITE*                Director
-----------------------------------------------
               Phillip D. White

          /s/ H. FRANKLIN MARCUS, JR.             Secretary/Treasurer
-----------------------------------------------   Chief Financial Officer
            H. Franklin Marcus, Jr.               Principal Financial and Accounting Officer

       *By: /s/ H. FRANKLIN MARCUS, JR.
-----------------------------------------------
            H. Franklin Marcus, Jr.
               Attorney-in-fact

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                             CONCEPTS DIRECT, INC.

                          YEAR ENDED DECEMBER 31, 1996

                                                        COL. C        COL. D
                                          COL. B       CHARGED      CHARGED TO                     COL. F
                                        BALANCE AT    (CREDITED)      OTHER        COL. E        BALANCE AT
                COL. A                  BEGINNING      TO COSTS     ACCOUNTS --  DEDUCTIONS         END
             DESCRIPTION                OF PERIOD    AND EXPENSES    DESCRIBE     DESCRIBE       OF PERIOD
--------------------------------------  ----------   ------------   ----------   ----------      ----------
Year Ended December 31, 1996
  Deducted from asset accounts:
     Allowance for doubtful
       accounts.......................   $  18,078    $   23,000     $     --    $      (78)(a)   $  41,000
     Allowance for inventory
       obsolescence...................     691,542        41,721           --      (333,263)(b)     400,000
                                        ----------   ------------   ----------   ----------      ----------
     Totals deducted from asset
       accounts.......................   $ 709,620    $   64,721     $     --    $ (333,341)      $ 441,000
                                        ----------   ------------   ----------   ----------      ----------
  Product warranty liability..........   $ 383,084    $ (128,840)    $     --    $       --       $ 254,124
                                          ========    ==========     ========     =========        ========
Year Ended December 31, 1995
  Deducted from asset accounts:
     Allowance for doubtful
       accounts.......................   $  21,130    $   (3,130)    $     --    $       78(a)    $  18,078
     Allowance for inventory
       obsolescence...................     761,981        32,602           --      (103,041)(b)     691,542
                                        ----------   ------------   ----------   ----------      ----------
     Totals deducted from asset
       accounts.......................   $ 783,111    $   29,472     $     --    $ (102,963)      $ 709,620
                                        ----------   ------------   ----------   ----------      ----------
  Product warranty liability..........   $ 129,111    $  253,953     $     --    $       --       $ 383,064
                                          ========    ==========     ========     =========        ========
Year Ended December 31, 1994
  Deducted from asset accounts:
     Allowance for doubtful
       accounts.......................   $  40,000    $  (18,870)    $     --    $       --       $  21,130
     Allowance for inventory
       obsolescence...................     679,969       247,364           --      (165,352)(b)     761,981
                                        ----------   ------------   ----------   ----------      ----------
     Totals deducted from asset
       accounts.......................   $ 719,969    $  228,494     $     --    $ (165,352)      $ 783,111
                                        ----------   ------------   ----------   ----------      ----------
  Product warranty liability..........   $  92,718    $   36,393     $     --    $       --       $ 129,111
                                          ========    ==========     ========     =========        ========

---------------

(a) Uncollectible accounts written off, net of recoveries.
(b) Inventory written off, net of recoveries.

                               INDEX TO EXHIBITS

    EXHIBIT
      NO.                                        DESCRIPTION
    -------    --------------------------------------------------------------------------------
     * 1.1     Form of Underwriting Agreement.
       3.1     Registrant's Amended and Restated Certificate of Incorporation filed as Exhibit
               3(a) to the Registrant's Annual Report on Form 10-K for the fiscal year ended
               December 31, 1992, is expressly incorporated herein by this reference.
       3.2     Registrant's Bylaws and Statement of Organization of the Incorporator filed as
               Exhibit 3(b) to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1992, is expressly incorporated herein by this reference.
     * 5.1     Opinion and consent of McGuire, Woods, Battle & Boothe, L.L.P.
      10.1     Lease dated March 17, 1992 between Registrant and Pratt Partnership filed as
               Exhibit 2 to Wiland Services, Inc.'s Quarterly Report on Form 10-Q for the
               quarter ended March 31, 1992 (File No. 0-12967), is expressly incorporated herein by this reference.
      10.2     Amendment dated May 16, 1996 to Lease dated March 17, 1992 between Registrant and Pratt Partnership filed as Exhibit 2 to Registrant's Quarterly Report on
               Form 10-Q for the quarter ended June 30, 1996, is expressly incorporated herein by this reference.
      10.3     Real Estate Contract and Purchase and Sale Agreement dated March 20, 1996 between Registrant and Richard B. Norton filed as Exhibit 1 to Registrant's
               Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, is expressly incorporated herein by this reference.
      10.4     First amendment dated May 10, 1996 to Purchase and Sale Agreement dated March
               20, 1996 between Registrant and Richard B. Norton filed as Exhibit 1 to
               Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, is expressly incorporated herein by this reference.
      10.5     Second amendment dated November 26, 1996 to Purchase and Sale Agreement dated
               March 20, 1996 between Registrant and Richard B. Norton filed as Exhibit 10(e)
               to Registrant's Annual Report on Form 10-K for the fiscal year ended December
               31, 1996, is expressly incorporated herein by this reference.
      10.6     Contract between Registrant and Intergroup, Inc. as Architect for the Provision
               of Architectural Services, dated September 4, 1996, in connection with the design of a new facility for Registrant in Longmont, Colorado filed as Exhibit
               10(h) to Registrant's Annual Report on Form 10-K for the fiscal year ended
               December 31, 1996, is expressly incorporated herein by this reference.
      10.7     Registrant's amended Profit Sharing Plan, reflecting an amendment under Section
               401(k) of the Internal Revenue Code dated May 31, 1985 filed as Exhibit 10(1) to
               Wiland Services, Inc.'s Annual Report on Form 10-K for the fiscal year ended
               December 31, 1985 (File No. 0-12967), is expressly incorporated herein by this reference.
      10.8     Registrant's 1997 Incentive Compensation Plan for officers of the Registrant filed as Exhibit 10(j) to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, is expressly incorporated herein by this reference.
      10.9     Registrant's 1992 Stock Option Plan filed as Exhibit A to Registrant's definitive proxy statement dated June 29, 1993 for the Annual Meeting of
               Shareholders held on July 30, 1993, is expressly incorporated herein by this reference.

    EXHIBIT
      NO.                                        DESCRIPTION
    -------    --------------------------------------------------------------------------------
      10.10    Registrant's 1992 Non-Employee Directors Stock Option Plan filed as Exhibit B to the Registrant's definitive proxy statement dated June 29, 1993 for the Annual
               Meeting of Shareholders held on July 30, 1993, is expressly incorporated herein by this reference.
     *10.11    Standard Form of Agreement between Registrant and Saunders Construction, Inc. as
               Contractor, dated May 1, 1997, in connection with construction of a new facility for Registrant in Longmont, Colorado.
     *10.12    Loan Agreement between Registrant and Bank One, Colorado, N.A. as lender, dated
               May 1, 1997, in connection with a $3.7 million credit facility.
     *23.1     Consent of Ernst & Young, LLP.
     *23.2     Consent of McGuire, Woods, Battle & Boothe, L.L.P. (included in Exhibit 5.1).
     +24.1     Powers of Attorney.


---------------


+ Previously filed.


* Filed herewith.